As filed with the Securities and Exchange Commission on March 20, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ocean Rig UDW Inc.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	1381	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ocean Rig UDW Inc. 10 Skopa Street, Tribune House 2nd Floor, Office 202, CY 1075 Nicosia, Cyprus 011 357 22767517	Seward & Kissel LLP Attention: Gary J. Wolfe One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1223 (telephone number) (212) 480-8421 (facsimile number)	Stephen P. Farrell, Esq. Finnbarr D. Murphy, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6050 (telephone number) (212) 309-6001 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered		Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee
Common Stock, par value $.01 per share		$100,000,000		$11,460
Preferred share purchase rights(3)	—	—	—	—

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes common stock, if any, that may be sold pursuant to the underwriters’ over-allotment option.
(3)	Preferred share purchase rights are not currently separable from the common shares and are not currently exercisable. The value attributable to the preferred share purchase rights, if any, will be reflected in the market price of the common shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the Registration Statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated March 20, 2012

PRELIMINARY PROSPECTUS

                 Common Shares

Ocean Rig UDW Inc.

We are offering                 of our common shares in this offering, and the selling shareholder, DryShips Inc. (NASDAQ: DRYS), our principal shareholder, is offering                 common shares. Each common share sold in this offering includes preferred share purchase rights that trade with the common shares.

Following this offering by us and DryShips, DryShips is expected to own approximately    % of our shares. We will not receive any proceeds from the sale of our common shares by DryShips.

Our common shares currently trade on the NASDAQ Global Select Market under the symbol ORIG. On March 19, 2012, the last reported sale price of our common shares on the NASDAQ Global Select Market was $17.43 per share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 20 of this prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on March 14, 2012, and incorporated by reference herein.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

The selling shareholder has granted the underwriters an option to purchase up to                 additional common shares at the public offering price less underwriting discounts to cover over-allotments.

The underwriters expect to deliver the shares on or about                     , 2012.

Deutsche Bank Securities		Credit Suisse

Evercore Partners	Raymond James	Simmons & Company International

ABN AMRO		COMMERZBANK

The date of this prospectus is                     , 2012.

You should rely only on the information contained in this prospectus. We have not, the selling shareholder has not, and the underwriters have not, authorized any other person to provide you with additional or different information. If any person provides you with different or inconsistent information, you should not rely upon it. We are not, the selling shareholder has not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website (www.ocean-rig.com) does not constitute part of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference herein and is qualified in its entirety by the more detailed information and financial statements included elsewhere or incorporated by reference in this prospectus. You should read this entire prospectus carefully, including “Risk Factors” as well as the information incorporated by reference in this prospectus, before making an investment decision. As used throughout this prospectus, the terms “Company,” “Ocean Rig UDW,” “we,” “our” and “us” refer to Ocean Rig UDW Inc. and its subsidiaries except where the context otherwise requires. “DryShips” and the “selling shareholder” refer to DryShips Inc. (NASDAQ: DRYS), a Marshall Islands corporation and our parent company. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to U.S. Dollars and the financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principals in the United States (U.S. GAAP). References to “real” or “R$” are to the official currency of Brazil, the real.

Our Company

We are an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We seek to utilize our high-specification drilling units to the maximum extent of their technical capability and we believe that we have earned a reputation for operating performance excellence.

We currently own and operate two modern, fifth generation ultra-deepwater semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and four sixth generation, advanced capability ultra-deepwater drillships, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, delivered in January 2011, March 2011, July 2011 and September 2011, respectively, by Samsung Heavy Industries Co. Ltd., or Samsung. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos are “sister-ships” constructed by Samsung to the same high-quality vessel design and specifications and are capable of drilling in water depths of 10,000 feet.

We have additional newbuilding contracts with Samsung for the construction of three seventh generation ultra-deepwater drillships, which we refer to as our seventh generation hulls. These three newbuilding drillships are currently scheduled for delivery in July 2013, September 2013 and November 2013, respectively. The design of our seventh generation hulls reflects additional enhancements that, with the purchase of additional equipment, will enable the drillships to drill in water depths of 12,000 feet. We currently have a team overseeing the construction of the three newbuilding drillships at Samsung to help ensure that those drillships are built on time, to our exact vessel specifications and on budget, as was the case for our operating drillships. As of December 31, 2011, we made pre-delivery payments for these three newbuilding drillships amounting to $726.7 million in the aggregate, which we financed with operating cash. The remaining total construction payments for these drillships, excluding financing costs, amounted to approximately $1.3 billion in the aggregate. Construction-related expenses include equipment purchases commissioning, supervision and commissions to related parties, excluding financing costs and fair value adjustments.

We believe that the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos, as well as our three seventh generation hulls, are among the most technologically advanced drillships in the world. The S10000E design, used for our operating drillships, was originally introduced in 1998 and, including our four existing drillships, a total of 54 drillships have been ordered using this base design, which has been widely accepted by customers, of which 31 have been delivered, as of February 2012, including the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos. Among other technological enhancements, our drillships are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our drillships is capable of drilling 40,000 feet at water depths of 10,000 feet and our seventh generation hulls will have the capacity to drill 40,000 feet at water depths of 12,000 feet.

Our revenue, earnings before interest, taxes, depreciation and amortization, or EBITDA, and net income for the year ended December 31, 2011 were $699.6 million, $344.4 million and $95.3 million, respectively. We believe EBITDA provides useful information to investors because it is a basis upon which we measure our operations and efficiency. Please see “Selected Historical Consolidated Financial and Other Data” for a reconciliation of EBITDA to net income, the most directly comparable U.S. generally accepted accounting principles, or U.S. GAAP, financial measure.

Our Fleet

Set forth below is summary information concerning our offshore drilling units as of March 16, 2012.

Unit	Year Built or Scheduled Delivery / Generation	Water Depth to the Wellhead (feet)	Drilling Depth to the Oil Field (feet)	Customer	Contract Term	Maximum Dayrate		Drilling Location
Existing Drilling Rigs
Leiv Eiriksson	2001 / 5th	7,500	30,000	Borders & Southern plc	Q4 2011 – Q3 2012	$530,000		Falkland Islands
				Rig Management Norway AS (1)	Q4 2012 or Q1 2013 – Q4 2015 or Q1 2016	$545,000		Norwegian Continental Shelf
Eirik Raude	2002 / 5th	10,000	30,000	Anadarko Cote d’Ivoire Company	Q1 2012 – Q2 2012	$535,000		Ivory Coast
				Ophir Services Pty Ltd	Q2 2012 – Q3 2012	$647,651		Equatorial Guinea
Existing Drillships
Ocean Rig Corcovado	2011 / 6th	10,000	40,000	Petróleo Brasileiro S.A.	Q1 2012 – Q1 2015	$453,000	(2)	Brazil
Ocean Rig Olympia	2011 / 6th	10,000	40,000	Tullow Ghana Limited	Q2 2011 – Q2 2012	$498,000		West Africa
Ocean Rig Poseidon	2011 / 6th	10,000	40,000	Petrobras Tanzania Limited	Q3 2011 – Q2 2013	$632,000	(3)	Tanzania and West Africa
Ocean Rig Mykonos	2011 / 6th	10,000	40,000	Petróleo Brasileiro S.A.	Q1 2012 – Q1 2015	$448,000	(2)	Brazil
Newbuilding Drillships
NB #1 (TBN)	Q3 2013 / 7th	12,000	40,000
NB #2 (TBN)	Q3 2013 / 7th	12,000	40,000
NB #3 (TBN)	Q4 2013 / 7th	12,000	40,000
Optional Newbuilding Drillships(4)
NB Option #1	7th	12,000	40,000
NB Option #2	7th	12,000	40,000
NB Option #3	7th	12,000	40,000

(1)	Rig Management Norway is the coordinator for the consortium under the contract.
(2)	Approximately 20% of the maximum dayrates are service fees paid to us in Brazilian Real (R$). The maximum dayrate disclosed in this table and elsewhere in this prospectus is based on the March 16, 2012 exchange rate of R$ 1.80:$1.00.
(3)	Maximum dayrate includes the operating dayrate of $586,000 plus the maximum performance bonus under the contract.
(4)	Each of the options currently expires on April 2, 2012.

Newbuilding Drillships and Options to Purchase Newbuilding Drillships

As of the date of this prospectus, we have options with Samsung for the construction of up to three additional ultra deepwater drillships, which would be “sister-ships” to our operating drillships and our seventh generation hulls, with certain upgrades to vessel design and specifications. We have entered into shipbuilding contracts for three seventh generation hulls with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. We have made total payments of $726.7 million to the shipyard in connection with our three newbuilding drillships and payment of pre-delivery installments. The estimated total project cost per drillship, excluding financing costs, ranges between $668.0 million and $678.0 million, consisting of $608.0 million of construction costs, upgrade costs to the existing drillship specifications of between $10.0 million and $20.0 million and construction-related expenses of $50.0 million. These upgrades include a seven ram blowout preventer, or BOP, a dual mud system and, with the purchase of additional equipment, the capability to drill up to 12,000 feet water depth.

On January 27, 2012, we entered into a second addendum to our option contract with Samsung to extend the deadline for exercising the remaining three options for the construction of up to three additional seventh generation ultra-deepwater drillships from January 31, 2012 to April 2, 2012, with the first vessel being delivered in the fourth quarter of 2014 and the second and third vessels being delivered on the earliest available delivery dates based on the production schedule, as determined Samsung in its reasonable discretion. We estimate the total project cost per drillship for the remaining three optional drillships, excluding financing costs, to range between $668.0 million and $678.0 million, based on the construction expenses for our seventh generation hulls described above and assuming the drillships are built with the same specifications as the seventh generation hulls described above.

Employment of Our Fleet

The Leiv Eiriksson is currently employed under a contract with Borders & Southern plc, or Borders & Southern, for drilling operations offshore the Falkland Islands at a maximum operating dayrate of $530,000 and a $3.0 million mobilization fee payable upon commencement, as well as mobilization and demobilization fees, including fuel costs, of $15.4 million and $12.6 million, respectively. On May 19, 2011, Borders & Southern exercised its option to extend the contract from a two well program to drill an additional two wells, which it assigned to Falkland Oil and Gas Limited, or Falkland Oil and Gas. The estimated duration for the four-well contract, including mobilization/demobilization periods, is approximately 230 days, with the contract scheduled to expire in the third quarter of 2012. The Eirik Raude was originally scheduled to commence this contract with Borders & Southern; however on May 5, 2011, we terminated the contract for the Eirik Raude and entered into a new contract for the Leiv Eiriksson on the same terms as the original contract for the Eirik Raude, with the exception of the fees payable upon mobilization and demobilization and certain other terms specific to the Leiv Eiriksson, including off-hire dates, period surveys and technical specifications. Following the completion of the contract with Borders & Southern, the Leiv Eiriksson is scheduled to commence a contract with a consortium coordinated by Rig Management Norway for the drilling of 15 wells on the Norwegian Continental Shelf at a maximum dayrate of $545,000, plus a mobilization fee of $70.0 million plus fuel to cover mobilization costs and upgrades to operate in the Norwegian Continental Shelf. The contract has a minimum duration of 1,070 days and includes three options of up to 6 wells each that must be exercised prior to the expiry of the firm contract period.

In January 2012, following the completion of the contract with Tullow Oil plc, or the Tullow Oil contract, discussed below, the Eirik Raude commenced a contract with Anadarko Cote d’Ivoire Company, or Anadarko, at a maximum dayrate of $535,000 for the drilling of two wells offshore West Africa. The term of the contract with Anadarko is approximately 100 days and the operator may extend the duration of the contract for an additional period or additional well or wells. Prior to its commencement of the contract with Anadarko, the Eirik Raude was employed under a the Tullow Oil contract at a maximum dayrate of $665,000 for the drilling of one well offshore West Africa, which was amended to extend the contract term until mid-January 2012. Following the completion of the contract with Anadarko, the Eirik Raude is scheduled to commence a contract with Ophir Services Pty Ltd., or Ophir Services, at a maximum dayrate of $647,651, which may be increased to $668,984 in the event we are required to recruit certain additional crew, for the drilling of three wells offshore Equatorial Guinea. In addition, we are entitled to a mobilization fee of $568,400 per day, plus the cost of fuel, and a demobilization fee of $4.75 million; however, we are not entitled to the demobilization fee in the event the Eirik Raude engages in drilling operations with other companies in direct continuation of the contract with Ophir Services. The contract has an estimated duration of 60 days into the third quarter of 2012 and Ophir Services has the option to extend the contract term by one additional well, which is estimated to extend the duration of the contract by an additional 20 days.

The Ocean Rig Corcovado is currently employed under a three-year contract, plus a mobilization period, with Petróleo Brasileiro S.A., or Petrobras Brazil, for drilling operations offshore Brazil at a maximum dayrate of $453,000 (including service fees of $84,000 per day, based on the contracted rate of R$ 153,000 per day and the March 16, 2012 exchange rate of R$ 1.80: USD $1.00), plus a mobilization fee of $30.0 million. The Ocean Rig Corcovado is currently undergoing acceptance testing under the contract and is expected to commence drilling operations in March 2012. The contract is scheduled to be completed in the first quarter of 2015.

The Ocean Rig Olympia is currently operating under contracts to drill a total of five wells for exploration drilling offshore Ghana and the Ivory Coast at a maximum operating dayrate of $498,000 and a daily mobilization rate of $180,000, plus fuel costs. The original counterparty to the contracts was Vanco Cote d’Ivoire Ltd. and Vanco Ghana Ltd, or collectively, Vanco. On December 8, 2011, the remainder of the contracts was novated to Tullow Ghana. The Ocean Rig Olympia is currently performing drilling operations under the contract in Ghana. In February 2012, we agreed with Tullow Ghana to extend the number of operational days under the contracts from 108 to 120 and increase the dayrate to $600,000 per day in the event drilling operations occur after April 7, 2012. The contracts are scheduled to expire at the end of May 2012.

The Ocean Rig Poseidon commenced a contract with Petrobras Tanzania, a company related to Petrobras Oil & Gas B.V., or Petrobras Oil & Gas, on July 29, 2011 for drilling operations in Tanzania and West Africa for a period of 544 days, plus a mobilization period, at a maximum dayrate of $632,000, including a bonus of up to $46,000. In addition, we are entitled to receive a separate dayrate of $422,500 for up to 60 days during relocation and a mobilization dayrate of $317,000, plus the cost of fuel. The Ocean Rig Poseidon is currently performing drilling operations offshore Tanzania. The contract is scheduled to expire in April 2013.

The Ocean Rig Mykonos commenced a three-year contract, plus a mobilization period, with Petrobras Brazil, on September 30, 2011, for drilling operations offshore Brazil at a maximum dayrate of $448,000 (including service fees of $84,000 per day, based on the contracted rate of R$ 152,000 per day and the March 16, 2012 exchange rate of R$ 1.80: USD $1.00), plus a mobilization fee of $30.0 million. The Ocean Rig Mykonos is currently undergoing acceptance testing under the contract and is expected to commence drilling operations in March 2012. The contract is scheduled to expire in February 2015.

We have not yet arranged employment for our three seventh generation hulls under construction, which are scheduled to be delivered in July 2013, September 2013 and November 2013, respectively.

In addition, on February 9, 2012, Petrobras Brazil announced it awarded 15-year term charters to a consortium in which we are a participant, for five ultra-deepwater drilling units at an average day rate of $548,000. We are considering our options with respect to our possible participation in this project, as no agreement has been signed to date.

Management of Our Fleet

Our wholly-owned subsidiary, Ocean Rig AS, provides supervisory management services including onshore management, to our operating drilling rigs and drillships pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. Ocean Rig AS also provides supervisory management services for our seventh generation hulls under construction.

Under the terms of these management agreements, Ocean Rig AS, through its offices in Stavanger, Norway, Aberdeen, United Kingdom and Houston, Texas, is responsible for, among other things, (i) assisting in construction contract technical negotiations, (ii) securing contracts for the future employment of the drillships, and (iii) providing commercial, technical and operational management for the drillships.

Pursuant to the Global Services Agreement between DryShips and Cardiff, a company controlled by our Chairman, President and Chief Executive Officer, Mr. George Economou, effective December 21, 2010, DryShips has engaged Cardiff to act as consultant on commercial, financial and corporate matters for the offshore drilling units operated by us. Under the Global Services Agreement, Cardiff, or its subcontractor, will (i) provide consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of DryShips and its subsidiaries, including our drilling units and (ii) identify, source, negotiate and arrange the sale or purchase of the offshore assets of DryShips and its subsidiaries, including our drilling units. In consideration of the services provided by Cardiff under the Global Services Agreement, DryShips will pay Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. We do not pay for services provided in accordance with this agreement. The costs of services we receive under the Global Services Agreement are expensed in our consolidated statement of operations or capitalized as directly attributable to construction costs under “Rig under construction”. The payment by DryShips for services provided to us under the agreement is deemed an equity contribution to us and is recorded as shareholders’ contribution to shareholders’ equity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Global Services Agreement” in our Annual Report on Form 20-F for the year ended December 31, 2011 incorporated by reference herein.

Our Competitive Strengths

We believe that our growth prospects are enhanced by the following aspects of our business:

Proven track record in ultra-deepwater drilling operations.    We have a well-established record of operating drilling equipment with a primary focus on ultra-deepwater offshore locations and harsh environments. Established in 1996, we employed 1,305 people as of December 31, 2011, and have gained significant experience operating in challenging environments with a proven operating track record through our completion of 122 wells. We capitalize on our high-specification drilling units to the maximum extent of their technical capability, and we believe that we have earned a reputation for operating performance excellence. We have operated the Leiv Eiriksson since 2001 and the Eirik Raude since 2002.

Technologically advanced deepwater drilling units.    According to Fearnley Offshore AS, the Leiv Eiriksson and the Eirik Raude are two of only 15 drilling units worldwide as of March 2012 that are technologically equipped to operate in both ultra-deepwater and harsh environments. Additionally, each of our drillships will be either a sixth or seventh generation, advanced capability, ultra-deepwater drillship built based on a proven design that features full dual derrick enhancements. Our operating drillships have the capacity to drill 40,000 feet at water depths of 10,000 feet and our seventh generation hulls will have the capacity to drill 40,000 feet at water depths of 12,000 feet. One of the key benefits of each of our drillships is its dual activity drilling capabilities, which involves two drilling systems that use a single derrick and which permits two drilling-related operations to take place simultaneously. We estimate that this capability reduces typical drilling time by approximately 15% to 40%, depending on the well parameters, resulting in greater utilization and cost savings to our customers. According to Fearnley Offshore AS, of the 29 ultra-deepwater drilling units delivered worldwide in 2011, only 13 have dual activity drilling capabilities, including our four operating drillships. As a result of the Deepwater Horizon offshore drilling accident in the Gulf of Mexico in April 2010, in which we were not involved, we believe that independently and nationally owned oil companies and international governments will increase their focus on safety and the prevention of environmental disasters and, as a result, we expect that high quality and technologically advanced drillships such as ours will be in high demand and at the forefront of ultra-deepwater drilling activity.

Long-term blue-chip customer relationships.    Since the commencement of our operations in 1996, we have developed relationships with large independent oil and gas companies such as Chevron Corporation, or Chevron, Exxon Mobil Corporation, or ExxonMobil, Petrobras Oil & Gas, Royal Dutch Shell plc, or Shell, BP plc, or BP, Total S.A., or Total, Statoil ASA, or Statoil, and Tullow Oil. Together with our predecessor, Ocean Rig ASA, we have drilled 122 wells in 13 countries for 23 clients, including those listed above. Currently, we have employment contracts with Petrobras Oil & Gas, Petrobras Tanzania, Tullow Oil, Borders & Southern, Anadarko and Vanco. We believe these strong customer relationships stem from our proven track record of dependability and of delivering high-quality drilling services in the most extreme operating environments. Although our former clients are not obligated to use our services, we expect to use our relationships with our current and former customers to secure attractive employment contracts for our drilling units.

High barriers to entry.    There are significant barriers to entry in the ultra-deepwater offshore drilling industry. Given the technical expertise needed to operate ultra-deepwater drilling rigs and drillships, operational know-how and a track record of safety play an important part in contract awards. The offshore drilling industry in some jurisdictions is highly regulated, and compliance with regulations requires significant operational expertise combined with financial and management resources. With the recent negative press around the Deepwater Horizon drilling rig accident, we expect regulators worldwide to implement more stringent regulations and oil companies to place a premium on drilling firms with a proven track record for safety and more modern units. There are also significant capital requirements for building ultra-deepwater drillships. Further, there is limited shipyard availability for new drillships and required lead times are typically in excess of two years. Additionally, due to the ongoing global financial stresses, access to bank lending, the traditional source for ship and offshore financing, has become constrained. According to Fearnley Offshore AS, as of March 2012, there were 112 ultra-deepwater drilling units in operation with another 78 under construction, including our three newbuilding drillships.

Anticipated strong free cash flow generation.    Based on current and expected supply and demand dynamics in ultra-deepwater drilling, we expect dayrates to be above our estimated daily cash breakeven rate, based on estimated daily operating costs, general and administrative costs and scheduled debt service requirements, thereby generating substantial free cash flow going forward. According to Fearnley Offshore AS, the most recent charterhire in the industry for a modern ultra-deepwater drillship or rig (February 2012) was at a gross dayrate of $585,000 for an 18-month contract commencing in the first quarter of 2013. The maximum dayrates for the contracts on which our drilling units were employed during February 2012 ranged between $498,000 to $586,287 per day.

Leading shipbuilder constructing our newbuildings.    Only a limited number of shipbuilders possess the necessary construction and underwater drilling technologies and experience to construct and operate drillships. Our operating drillships were and our three newbuilding drillships are being built by Samsung, which is one of the world’s largest shipbuilders in the high-tech and high-value shipbuilding sectors. This includes drillships, ultra-large container ships, liquefied natural gas carriers and floating production storage and offshore units, or FPSOs. According to Fearnley Offshore AS, of the 109 drillships ordered on a global basis from 2005, Samsung has delivered or will deliver 44, representing a 40% market share. To date, construction of our newbuilding drillships has progressed on time and on budget.

Experienced management and operations team.    We have an experienced management and operations team with a proven track record and an average of 21 years of experience in the offshore drilling industry. Many of the core members of our management team have worked together since 2006, and certain members of our management team have worked at leading oil-related and shipping companies such as ExxonMobil, Transocean Ltd., Petrofac, Aker Kvaerner and Sevan Drilling. In addition to the members of the management team, we had at December 31, 2011, 30 people overseeing construction of our newbuilding drillships and highly trained personnel operating the drillships. We also had at December 31, 2011 an onshore team of 124 people in management functions as well as administrative and technical staff and support functions, ranging from marketing, human resources, accounting, finance, technical support and health, environment, safety and quality, or HES&Q. We believe the focus and dedication of our personnel in each step of the process, from design to construction to operation, has contributed to our track record of safety and consistently strong operational performance.

Business Strategy

Our business strategy is predicated on becoming a leading company in the offshore ultra-deepwater drilling industry and providing customers with safe, high quality service and state-of-the-art drilling equipment. The following outlines the primary elements of our strategy:

Participate in favorable drilling industry and ultra-deepwater sector dynamics.    We believe the demand for offshore deepwater drilling units will be positively affected by increasing global demand for oil and gas and increased exploration and development activity in deepwater markets. The International Energy Agency, or the IEA, projected that oil demand for 2010 increased by 3.2% compared to 2009 levels, and as of October 2011 oil demand had increased by 1.1% compared to 2010 levels. As the Organization for Economic Co-operation and Development, or OECD, countries resume their growth and the major non-OECD countries continue to develop, led by China and India, oil demand is expected to grow. We believe it will become increasingly difficult to find the incremental barrels of oil needed, due to depleting existing oil reserves. This is expected to force oil companies to continue to explore for oil farther offshore to grow their proven reserves. According to Fearnley Offshore AS, from 2005 to 2010, the actual spending directly related to ultra-deepwater drilling units increased from $4.7 billion to $19.0 billion, a compound average growth rate, or CAGR, of 32.2%.

Maintain a “pure play” focus in the ultra-deepwater and harsh environment markets.    Our mission is to become the preferred offshore drilling contractor in the ultra-deepwater and harsh environment regions of the world and to deliver excellent performance to our clients by exceeding their expectations for operational efficiency and safety standards. We believe our operating drillships are, and our three newbuilding drillships will be, among the most technologically advanced in the world. We currently have an option to purchase up to three additional newbuilding drillships and we intend to grow our fleet over time in order to continue to meet our customers’ demands while optimizing our fleet size from an operational and logistical perspective.

Capitalize on the operating capabilities of our drilling units.    We plan to capitalize on the operating capabilities of our drilling units by entering into attractive employment contracts. The focus of our marketing effort is to maximize the benefits of the drilling units’ ability to operate in ultra-deepwater drilling locations. As described above, the Leiv Eiriksson and Eirik Raude are two of only 15 drilling units worldwide as of March 2012 that are technologically equipped to operate in both ultra-deepwater and harsh environments, and our drillships will have the capacity to drill 40,000 feet at water depths of 10,000 feet or, in the case of our seventh generation hulls, 12,000 feet with dual activity drilling capabilities. We aim to secure firm long-term employment contracts for the drilling units at or near the highest dayrates available in the industry at that time. As we work towards our goal of securing firm contracts for our drilling units at attractive dayrates, we believe we will be able to differentiate ourselves based on our prior experience operating drilling rigs and our safety record.

Maintain high drilling unit utilization and profitability.    We have a proven track record of optimizing equipment utilization. We aim to maximize the revenue generation of our drilling units by maintaining our track record of high drilling unit utilization as a result of the design capabilities of our drilling units that can operate in harsh environmental conditions. Despite operating under severely harsh weather conditions, we have a proven track record of high efficiency deepwater and ultra-deepwater drilling operations. We employed 1,305 people as of December 31, 2011 and have been operating ultra-deepwater drilling rigs since 2001. We have extensive experience working in varying environments and regulatory regimes across the globe, including Eastern Canada, Angola, Congo, Ireland, the Gulf of Mexico, the U.K., West of Shetlands, Norway, including the Barents Sea, Ghana, Turkey, Tanzania and the Ivory Coast.

Implement and sustain a competitive cost structure.    We believe that we have a competitive cost structure due to our operating experience and successful employee retention of highly-skilled personnel which leads to significant transferable experience and knowledge of drilling rig operation through deployment of seasoned crews across our fleet. By focusing on the ultra-deepwater segment, we believe that we are able to design and implement best-in-class processes to streamline our operations and improve efficiency. As we grow, we intend to benefit from significant economies of scale due to an increased fleet size and a fleet of “sister-ships” to our drillships, where we expect to benefit from the standardization of these drilling units, resulting in lower training and operating costs. In addition, our drillships have high-end specifications, including advanced technology and safety features, and, therefore, we expect a limited need for upgrades in the near term. We expect the increase from six to nine drilling units to enable us to bring more than one unit into a drilling region in which we operate, which would provide benefits from economies of scale and improved logistic coordination managing more units from the same onshore bases.

Continue to prioritize safety as a key focus of our operations.    We believe safety is of paramount importance to our customers and a key differentiator for us when securing drilling contracts from our customers. We have a zero incident philosophy embedded in our corporate culture, which is reflected in our policies and procedures. Despite operating under severely harsh weather conditions, we have a proven track record of high efficiency deepwater and ultra-deepwater drilling operations. We employed 1,305 people as of December 31, 2011 and have been operating ultra-deepwater drilling rigs since 2001. We have extensive experience working in varying environments and regulatory regimes across the globe, including Eastern Canada, Angola, Congo, Ireland, the Gulf of Mexico, the U.K., West of Shetlands, Norway, including the Barents Sea, Ghana, Turkey, Tanzania and the Ivory Coast.

One of our drilling rigs and one of our drillships, the Ocean Rig Corcovado, have a valid and updated safety case under U.K. Health and Safety Executive, or HSE, regulations, and both of our drilling rigs hold a Norwegian sector certificate of compliance (called an Acknowledgement of Compliance), which evidences that the rigs and our management system meet the requirements set by the U.K. and Norwegian authorities. We believe that this good safety record has enabled us to hire and retain highly-skilled employees, thereby improving our overall operating and financial performance. We expect to continue our strong commitment to safety across all of our operations by investing in the latest technologies, performing regular planned maintenance on our drilling units and investing in the training and development of new safety programs for our employees.

Industry Overview

In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to Fearnley Offshore AS, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008. More recently, the market declined to an average level of approximately $535,000 in March 2012. The ultra-deepwater market rig utilization rate has been stable above 80% since 2000 and above 97% since 2006. The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth- and sixth-generation units, but also include certain older upgraded units. The in-service fleet as of March 2012 totaled 112 units, and is expected to grow to 190 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the “golden triangle” between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floater orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments. See “The Offshore Drilling Industry.”

Dividend Policy

Our long-term objective is to pay a regular dividend in support of our main objective to maximize shareholder returns. However, we have not paid any dividends in the past and we are currently focused on the development of capital intensive projects in line with our growth strategy and this focus will limit any dividend payment in the medium term. Because we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. In addition, under our $800.0 million senior secured term loan agreement, which matures in 2016, we are prohibited from paying dividends without the consent of our lenders. Furthermore, our $800.0 million senior secured term loan agreement and our two Deutsche Bank credit facilities limit or prohibit our subsidiaries’ ability to make distributions without the consent of our lenders.

Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the financial covenants contained in our loan agreements and our 9.5% senior unsecured notes due 2016. Our ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

Corporate Structure

Ocean Rig UDW Inc. is a corporation incorporated under the laws of the Republic of the Marshall Islands on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed in December 2007 for the purpose of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. Ocean Rig UDW acquired control of Ocean Rig ASA on May 14, 2008. Prior to the private placement of our common shares in December 2010, we were a wholly-owned subsidiary of DryShips. As of the date of this prospectus, DryShips owns approximately 73.9% of our outstanding common shares. Following this offering by us and DryShips, DryShips will own approximately     % of our common shares (or % if the underwriters exercise their over-allotment option in full). Each of our drilling units is owned by a separate wholly-owned subsidiary.

We maintain our principal executive offices at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus and our telephone number at that address is 011 357 22767517. Our website is located at www.ocean-rig.com. The information on our website is not a part of this prospectus.

Recent Developments

In January, 2012, we entered into a new drilling contract for the Eirik Raude with Ophir Services at a maximum dayrate of $647,651, which may be increased to $668,984 in the event we are required to recruit certain additional crew, for the drilling of three wells offshore Equatorial Guinea. In addition, we are entitled to a mobilization fee of $568,400 per day, plus the cost of fuel, and a demobilization fee of $4.75 million; however, we are not entitled to the demobilization fee in the event the Eirik Raude engages in drilling operations with other companies in direct continuation of the contract with Ophir Services. The contract has an estimated duration of 60 days into the third quarter of 2012 and Ophir Services has the option to extend the contract term by one additional well, which is estimated to extend the duration of the contract by an additional 20 days.

On January 27, 2012, we entered into a second addendum to the option agreement with Samsung to further extend the date to exercise our options from January 31, 2012 to April 2, 2012.

On February 2 and February 9, 2012, we entered into two interest rate swap agreements for a total notional amount of $700.0 million maturing in April 2016.

On February 9, 2012, Petrobras Brazil announced it awarded 15-year term charters to a consortium in which we are a participant, for five ultra-deepwater drilling units at an average day rate of $548,000. We are considering our options with respect to our possible participation in this project, as no agreement has been signed to date.

In February 2012, we entered into a new drilling contract for the Leiv Eiriksson with a consortium coordinated by Rig Management Norway for the drilling of 15 wells on the Norwegian Continental Shelf at a maximum dayrate of $545,000, plus a mobilization fee of $26.0 million. The contract has a minimum duration of 1,070 days and includes three options of up to 6 wells each that must be exercised prior to the expiry of the firm contract period.

In February 2012, we agreed with Tullow Ghana to extend the number of operational days under the contracts for the Ocean Rig Olympia from 108 to 120 and increase the dayrate to $600,000 per day in the event drilling operations occur after April 7, 2012. The contracts are scheduled to expire at the end of May 2012.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, changes in the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, and commodity prices; increased costs of compliance with regulations affecting the offshore drilling industry; a downturn in the global economy; hazards inherent in the drilling industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with loan covenants; inability to finance shipyard and other capital projects; and inability to successfully employ our drilling units.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus in connection with your ownership of our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 16 and under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, filed on March 14, 2012.

The Offering

Common shares offered by us	common shares.

Common shares offered by the selling shareholder	common shares.

Common shares currently outstanding	131,696,928 common shares.

Common shares outstanding after the offering	common shares.

Over-allotment option	The selling shareholder has granted the underwriters a 30-day option to purchase up to an additional common shares at the public offering price less underwriting discounts to cover any over-allotments.

Selling shareholder	DryShips, a Marshall Islands corporation, owns approximately 73.9% of our common shares as of the date of this prospectus. Following the completion of this offering by us and DryShips, DryShips is expected to own approximately % of our outstanding common shares (or approximately % of our outstanding common shares if the underwriters exercise their over-allotment option in full). For additional information about the selling shareholder, please refer to the section of this prospectus entitled “Selling and Principal Shareholders.”

Use of proceeds	We expect to use the net proceeds to us of this offering for general corporate purposes.

We will not receive any proceeds from the sale of the common shares by the selling shareholder, including any proceeds the selling shareholder may receive from the exercise of the over-allotment option. DryShips intends to use the net proceeds from the sale of the common shares offered by this prospectus for general corporate purposes.

Based on the last reported sale price of our common shares, on NASDAQ Global Select Market on , 2012, of $ per share we expect that the net proceeds of this offering to us, after deducting discounts payable to the underwriters and other expenses related to the offering, will be approximately $ million, and that the net proceeds of this offering to DryShips, after deducting discounts payable to the underwriters and other expenses related to the offering, will be approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full).

Preferred share purchase rights	We entered into an Amended and Restated Stockholder Rights Agreement dated June 3, 2011, or the Amended and Restated Stockholder Rights Agreement, with American Stock Transfer & Trust Company, as Rights Agent. Pursuant to this Amended and Restated Stockholder Rights Agreement, each of our common shares includes one right, or right, that entitles the holder to purchase from us a unit consisting of one one-thousandth of a preferred share at a purchase price of $100.00 per unit, subject to specified adjustments. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights. See “Description of Capital Stock— Amended and Restated Stockholder Rights Agreement” for further details.

Dividend Policy	Our long-term objective is to pay a regular dividend in support of our main objective to maximize shareholder returns. However, we have not paid any dividends in the past and we are currently focused on the development of capital intensive projects in line with our growth strategy and this focus will limit any dividend payment in the medium term.

Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the financial covenants contained in our secured loan agreements and our 9.5% senior unsecured notes due 2016. In addition, under our $800.0 million senior secured term loan agreement, which matures in 2016, we are prohibited from paying dividends without the consent of our lenders. Our ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

Listing	Our common shares currently trade on the NASDAQ Global Select Market under the symbol “ORIG.”

Risk factors	Investing in our common shares involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 16 and under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, filed on March 14, 2012.

SUMMARY FINANCIAL INFORMATION

The following table sets forth our summary historical consolidated financial and other data, at the dates and for the periods indicated. We were incorporated on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed for the purposes of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA on May 14, 2008. The summary historical consolidated financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 is derived from the audited financial statements and related notes of Ocean Rig UDW Inc. and its subsidiaries (“successor”) included in our Annual Report on Form 20-F for the year ended December 31, 2011 incorporated by reference into this prospectus.

The summary historical consolidated financial data as of December 31, 2009 and 2008 and for the year ended December 31, 2008 is derived from the audited financial statements and related notes of Ocean Rig UDW Inc. and its subsidiaries (“successor”) not included in our Annual Report on Form 20-F for the year ended December 31, 2011. The summary historical consolidated financial and other data of Ocean Rig ASA and its subsidiaries (“predecessor”) as of and for the period from January 1 to May 14, 2008 and for the year ended December 31, 2007 is derived from the audited financial statements of Ocean Rig ASA not included in our Annual Report on From 20-F for the year ended December 31, 2011.

We refer you to the notes to the consolidated financial statements for a discussion of the basis on which the consolidated financial statements are presented. The summary historical consolidated financial and other data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, the related notes thereto and other financial information included in our Annual Report on Form 20-F for the year ended December 31, 2011 incorporated by reference into this prospectus.

	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)
	Year Ended December 31, 2007	Period Ended May 14, 2008	Year Ended December 31,
			2008	2009	2010	2011
	(U.S. Dollars in thousands)
Income statement data:
Total revenues	209,095	99,172	218,663	388,122	405,712	699,649
Drilling rigs and drillships operating expenses	123,543	48,144	86,229	133,256	119,369	281,833
Goodwill impairment	—	—	761,729	—	—	—
Loss on asset sales disposal of assets	—	—	—	—	1,458	754
Depreciation and amortization	53,239	19,367	45,432	75,348	75,092	162,532
General and administrative expenses	14,062	12,140	14,462	17,955	19,443	37,639
Total operating expenses	190,844	79,651	907,852	226,559	215,362	482,758

Operating income/(loss)	18,251	19,521	(689,189)	161,563	190,350	216,891
Interest and finance costs	(60,630)	(41,661)	(71,692)	(46,120)	(8,418)	(68,982)
Interest income	3,234	381	3,033	6,259	12,464	9,810
Gain/(loss) on interest rate swaps	—	—	—	4,826	(40,303)	(33,455)
Other income/(expense)	(1,559)	—	(2,300)	2,023	1,104	(1,538)
Total finance expenses, net	(58,955)	(41,280)	(70,959)	(33,012)	(35,153)	(94,165)
Income/(loss) before income taxes	(40,704)	(21,759)	(760,148)	128,551	155,197	122,726
Income taxes	(6,683)	(1,637)	(2,844)	(12,797)	(20,436)	(27,428)
Equity in income/(loss) of investee	—	—	(1,055)	—	—	—
Net income/(loss)	(47,387)	(23,396)	(764,047)	115,754	134,761	95,298
Less: Net income attributable to non controlling interest	—	—	(1,800)	—	—	—
Net income/(loss)	$(47,387)	$(23,396)	$(765,847)	$115,754	$134,761	$95,298
Earnings per common share, basic and diluted	$(0.29)	$(0.14)	$(7.43)	$1.12	$1.30	$0.72
Weighted average number of common shares, basic and diluted	162,171,380	162,171,380	103,125,000	103,125,000	103,908,279	131,696,928

	$1,229,338	$1,229,338	$1,229,338	$1,229,338	$1,229,338	$1,229,338
	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)
	As of December 31, 2007	As of May 14, 2008	As of December 31,
			2008	2009	2010	2011
	(U.S. Dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$31,002	—	$272,940	$234,195	$95,707	$250,878
Other current assets	62,646	96,471	93,379	324,363	576,299	269,707
Total current assets	93,648	96,471	366,319	558,558	672,006	520,585
Drilling rigs, drillships, machinery and equipment, net	1,141,771	1,132,867	1,377,359	1,317,607	1,249,333	4,538,838
Intangibles, assets, net	—	—	13,391	11,948	10,506	9,062
Other non current assets	7	—	3,612	43,480	523,363	191,945
Advances for rigs and drillships under construction	—	—	—	1,178,392	1,888,490	754,925
Total assets	1,235,426	1,229,338	1,760,681	3,109,985	4,343,698	6,015,355
Current liabilities, including current portion of long term debt	147,810	538,679	885,039	682,287	667,918	436,729
Total long term debt, excluding current portion	656,548	281,307	788,314	662,362	696,986	2,525,599
Other non current liabilities	1,180	2,470	63,697	64,219	97,712	54,571
Total liabilities	805,538	822,456	1,737,050	1,408,868	1,462,616	3,016,899
Stockholders’ equity	429,888	406,882	23,631	1,701,117	2,881,082	2,998,456
Total liabilities and stockholders’ equity	$1,235,426	$1,229,338	$1,760,681	$3,109,985	$4,343,698	$6,015,355

	$1,229,338	$1,229,338	$1,229,338	$1,229,338	$1,229,338	$1,229,338
	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)
	Year ended December 31, 2007	January 1, 2008 to May 14, 2008	Year Ended December 31,
			2008	2009	2010	2011
	(U.S. Dollars in thousands, except for operating data)
Cash flow data:
Net cash provided by / (used in):
Operating activities	$35,455	$(29,089)	$21,119	$211,075	$221,798	$270,662
Investing activities	(48,507)	(10,463)	(1,020,673)	(146,779)	(1,441,347)	(1,561,501)
Financing activities	(47,611)	8,550	1,257,390	(103,041)	1,081,061	1,446,010
Other financial data
EBITDA(1)	69,931	38,888	(648,912)	243,760	226,243	344,430
Cash paid for interest	55,524	22,628	23,103	51,093	43,203	32,164
Capital expenditures	(48,507)	(10,463)	(16,584)	(14,152)	(6,834)	(78,480)
Payments for drillships under construction	—	—	—	(130,832)	(705,022)	(1,864,862)
Operating data, when on hire
Operating units	2	2	2	2	2	6

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. generally accepted accounting principles, or U.S. GAAP, measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP or other GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations and efficiency. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)
	Year ended December 31, 2007	January 1, 2008 to May 14, 2008
			Year Ended December 31,
			2008	2009	2010	2011
	(U.S. Dollars in thousands)
EBITDA reconciliation
Net income / (loss)	$(47,387)	$(23,396)	$(765,047)	$115,754	$134,761	$95,298
Add: Depreciation and amortization	53,239	19,367	45,432	75,348	75,092	162,532
Add: Net interest expense / income	57,396	41,280	68,659	39,861	(4,046)	59,172
Add: Income taxes	6,683	1,637	2,844	12,797	20,436	27,428
EBITDA	$69,931	$38,888	$(648,912)	$243,760	$226,243	$344,430

RISK FACTORS

You should carefully consider the risks described below and discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, filed on March 14, 2012, and incorporated by reference herein, as well as the other information included in this prospectus before deciding to invest in our common shares.

Risks Relating to Our Company

Our parent company, DryShips, which serves as guarantor under certain of our credit facilities, is currently not in compliance with loan-to-value ratios contained in certain of its loan agreements and, additionally, has obtained waiver agreements for violations of various covenants under certain of its other loan agreements. Due to the cross-default provisions in our loan agreements that are triggered in the event of a default by us under one of our other loan agreements or, in certain cases, a default by DryShips under one of its loan agreements, our lenders could accelerate our indebtedness if DryShips fails to (i) obtain a waiver for any covenant breach or remedy any such breach within the required time period; or (ii) successfully extend the existing waiver agreements or comply with the applicable covenants in the original loan agreements, as applicable.

Our loan agreements, which are secured by mortgages on various of our drilling units, require us to (i) comply with specified financial ratios and (ii) satisfy certain financial and other covenants. As of December 31, 2011, we had (i) $522.5 million outstanding under our $1.04 billion credit facility; (ii) a total of $990.0 million outstanding under our Deutsche Bank credit facilities; (iii) $766.7 million outstanding under our $800.0 million senior secured term loan agreement; and (iv) $500.0 million outstanding under our $500.0 million of aggregate principal amount of 9.5% senior unsecured notes due in 2016.

DryShips currently provides guarantees under our Deutsche Bank credit facilities and our $800.0 million senior secured term loan agreement, which require DryShips to comply with certain financial covenants, including covenants to maintain minimum liquidity, equity ratio, interest coverage, net worth and debt service coverage ratio.

All of our loan agreements contain a cross-default provision that may be triggered by a default under one of our other loan agreements. A cross-default provision means that a default on one loan would result in a default on all of our other loans. A default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities. Further, if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities. We do not guarantee, or otherwise become directly liable for, any of DryShips’s indebtedness.

DryShips’s and its drybulk subsidiaries’ bank debt as of December 31, 2011 was $841.5 million. Each of DryShips’s secured credit facilities has a covenant relating to the minimum value of the collateral provided as security for the loan to the outstanding secured loan amount, which we refer to herein as the loan-to-value ratio. Due to the decline in vessel values in the drybulk shipping sector, DryShips was in breach of certain of its financial covenants as of December 31, 2008 and, as a result, obtained waiver agreements from its lenders waiving the violations of such covenants. Certain of these waiver agreements expire during 2012, at which time the original covenants under the loan agreements come back into effect. As of December 31, 2011, DryShips was not in compliance with the loan-to-value ratios contained in certain of its secured loan agreements under which a total of $185.8 million was outstanding, but it had obtained a waiver of the breach with respect to approximately $97.3 million of this outstanding indebtedness until March 31, 2012. On February 9, 2012, DryShips entered into supplemental agreements under two of its other loan facilities, under which a total of $344.4 million was outstanding as of December 31, 2011, to provide additional security in connection with a shortfall in the security cover required to be maintained under the facilities and pledged 10,000,000 of our common shares that it owns as additional security under the facilities. The terms of the share pledge expire on March 31, 2012. There can be no assurance that DryShips will be in compliance with the original covenants contained in these loan agreements when the waivers or additional collateral arrangements expire on March 31, 2012 or that the relevant lenders would grant further waivers of these collateral arrangements with respect to these covenants.

As a result of the aforementioned non-compliance, DryShips may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash or other property in the total amount of $83.0 million in order to comply with these ratios, including $64.4 million that will be payable on March 31, 2012 in the event that DryShips is not in compliance with the applicable loan-to-value ratio for which it has obtained a waiver until March 31, 2012. DryShips believes it will be able to remedy any shortfalls in its collateral maintenance requirements with existing cash balances, the provision of additional collateral to its lenders in the form of cash or other property or a combination of both.

If DryShips is not in compliance with all of the covenants under its loan agreements, there can be no assurance that it will be able to remedy any breaches of covenants, obtain additional waivers or amendments to the credit facilities or that the lenders will extend DryShips’s existing waivers (which under each loan agreement requires the unanimous consent of the applicable lenders and some of which expire in 2012) prior to their expiration. Absent a waiver or amendment, a default by DryShips under one of its loan agreements would trigger a cross-default under our Deutsche Bank credit facilities and would provide our lenders with the right to accelerate the outstanding debt under these facilities and if DryShips defaults under one of its loan agreements, and the related debt is accelerated, this would trigger a cross-default under our $1.04 billion credit facility and our $800.0 million secured term loan agreement and would provide our lenders with the right to accelerate the outstanding debt under these facilities, even if we were otherwise in compliance with our loan agreements. If our indebtedness is accelerated pursuant to the cross-default provisions, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our drilling units if our lenders foreclose their liens. If we do not have sufficient cash on hand and cash generated from operations to repay our loans that have cross-default provisions, which aggregated approximately $2.3 billion, excluding our 9.5% senior unsecured notes, as of December 31, 2011, if that debt were to be accelerated by our lenders, we would have to seek to access the capital markets to fund the mandatory payments, although such financing may not be available on attractive terms or at all. In addition, if we otherwise fail to comply with the covenants applicable to our operations in our secured loan agreements, our lenders could accelerate our indebtedness and foreclose their liens on our drilling units, which would impair our ability to continue our operations. Please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2011.

Risks Relating to Our Common Shares

Future sales of our common shares could have an adverse effect on our share price.

Following the completion of this offering, we will have                  common shares issued and outstanding. In order to finance the currently contracted and future growth of our fleet, we will have to incur substantial additional indebtedness and possibly issue additional equity securities. Future common share issuances, directly or indirectly through convertible or exchangeable securities, options or warrants, will generally dilute the ownership interests of our existing common stockholders, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to our common stockholders, as to which no assurance can be given. Preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to our common stockholders. Our debt will be senior in all respects to our common shares, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other debt. Because our decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Such activities could, however, cause the price of our common shares to decline significantly.

After giving effect to this offering by us and DryShips, DryShips is expected to own                  common shares, or     % of our outstanding common shares (or     % of our common shares if the underwriters exercise their over-allotment option in full). The common shares held by DryShips are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us.

In addition, in connection with the acquisition by DryShips of a majority interest in OceanFreight Inc. from entities affiliated with the former Chief Executive Officer of OceanFreight, which occurred on August 24, 2011, the transferee of the sellers under the purchase agreement acquired 1,570,226 of our common shares, which are “restricted securities” within the meaning of Rule 144 under the Securities Act. Pursuant to the terms of the purchase agreement, the shares acquired by such transferee were subject to a six-month restriction on post-acquisition transfer, which expired in February 2012.

As our common shares become eligible for sale under Rule 144, the volume of sales of our common shares on applicable securities markets may increase, which could reduce the market value of our common shares.

We cannot assure you that an active and liquid public market for our common shares will continue.

Our common shares commenced “regular way” trading on the NASDAQ Global Select Market on October 6, 2011 and commenced trading in the Norwegian OTC market maintained by the Norwegian Security Dealers Association in December 2010. We cannot assure you that an active and liquid public market for our common shares will continue.

Since 2008, the U.S. stock market has experienced extreme price and volume fluctuations. In addition, the offshore drilling industry has been highly unpredictable and volatile. If the volatility in the market or the offshore drilling industry continues or worsens, it could have an adverse effect on the market price of our common stock and may impact a potential sale price if holders of our common stock decide to sell their shares.

The market price of our common stock may be influenced by many factors, many of which are beyond our control, including those described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011 and the following:

•	actual or anticipated variations in our operating results;

•	changes in our cash flow, EBITDA or earnings estimates;

•	changes in the price of oil;

•	publication of research reports about us or the industry in which we operate;

•	increases in market interest rates that may lead purchasers of common shares to demand a higher expected yield which, would mean our share price would fall;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	terrorist attacks;

•	economic and regulatory trends; and

•	general market conditions.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the price they paid for such shares or at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

DryShips, our parent company, controls the outcome of matters on which our shareholders are entitled to vote.

As of the date of this prospectus, DryShips owns approximately 73.9% of our outstanding common shares. After giving effect to this offering by us and DryShips, DryShips is expected to own                  common shares, or     % of our outstanding common shares (or     % of our common shares if the underwriters exercise their over-allotment option in full). DryShips will control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. DryShips’s interests may be different from your interests and the commercial goals of DryShips as a shareholder, and our goals, may not always be aligned. The substantial equity interests owned by DryShips may make it more difficult for us to maintain our business independence from other companies owned by DryShips and DryShips’s affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

This prospectus and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

•

the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs;

•

hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•

customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

•

political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls imposition of trade barriers;

•	regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity;

•	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

•	the level of expected capital expenditures and the timing and cost of completion of capital projects;

•	our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

•

factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

•	the effects of accounting changes and adoption of accounting policies;

•	recruitment and retention of personnel; and

•	other important factors described in this prospectus under “Risk Factors.”

We caution readers of this prospectus not to place undue reliance on these forward-looking statements, which speak only as of their dates.

USE OF PROCEEDS

We expect to use the net proceeds to us of this offering for general corporate purposes.

We will not receive any proceeds from the sale of the common shares by the selling shareholder, including any proceeds the selling shareholder may receive from the exercise of the over-allotment option. DryShips intends to use the net proceeds from the sale of the common shares offered by this prospectus for general corporate purposes.

Based on the last reported sale price of our common shares, on NASDAQ Global Select Market on                     , 2012, of $         per share, we expect that the net proceeds of this offering to us, after deducting discounts payable to the underwriters and other expenses related to the offering, will be approximately $         million, and that the net proceeds of this offering to DryShips, after deducting discounts payable to the underwriters and other expenses related to the offering, will be approximately $         million (or approximately $          million if the underwriters exercise their over-allotment option in full).

All fees and expenses related to this offering, including audit and legal fees, will be borne by each of us and the selling shareholder pro rata based on net proceeds of the offering received by us and DryShips.

DIVIDEND POLICY

Our long-term objective is to pay a regular dividend in support of our main objective to maximize shareholder returns. However, we have not paid any dividends in the past and we are currently focused on the development of capital intensive projects in line with our growth strategy and this focus will limit any dividend payment in the medium term. Because we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us. In addition, under our $800.0 million senior secured term loan agreement, which matures in 2016, we are prohibited from paying dividends without the consent of our lenders. Furthermore, our $800.0 million senior secured term loan agreement and our two Deutsche Bank credit facilities limit or prohibit our subsidiaries’ ability to make distributions without the consent of our lenders.

Any future dividends declared will be at the discretion of our board of directors and will depend upon our financial condition, earnings and other factors, including the financial covenants contained in our loan agreements and our 9.5% senior unsecured notes due 2016. Our ability to pay dividends is also subject to Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

PRICE RANGE OF OUR COMMON SHARES

Since October 6, 2011, the primary trading market for our common shares has been the NASDAQ Global Select Market, on which our shares are listed under the symbol “ORIG. On September 19, 2011 our common shares began “when issued” trading and on October 6, 2011 commenced “regular way” trading on the NASDAQ Global Select Market. The secondary trading market for our common stock is the Norwegian OTC Market, on which our common shares have been trading since the pricing the private offering on December 15, 2010.

The table below sets forth the high and low closing prices of our common shares for each of the periods indicated, as reported by the NASDAQ Global Select Market and the Norwegian OTC Market. The quoted prices from the Norwegian OTC Market reflect intermittent transactions that were privately negotiated. Accordingly, the quoted prices are not necessarily indicative of the share prices that would have been obtained had there been a more active market for our common shares. The trading prices for our common shares on the Norwegian OTC Market are quoted in Norwegian kroner.

The high and low closing prices for our common shares, for the periods indicated below, were as follows:

	Low (NASDAQ)		High (NASDAQ)		Low(1) (OTC)		High(1) (OTC)
For the Year Ended
December 31, 2010	—		—		99.00	(2)	103.00	(2)
December 31, 2011	$11.96	(3)	$16.00	(3)	72.00		125.00
For the Quarter Ended
December 31, 2010	—		—		99.0		103.00
March 31, 2011	—		—		104.00		125.00
June 30, 2011	—		—		99.00		118.00
September 30, 2011	—		—		79.50		97.00
December 31, 2011	$11.96	(3)	$16.00	(3)	72.00		90.00
For the Month Ended
September 2011	—		—		82.00		94.00
October 2011	$14.79		$16.00		84.00		90.00
November 2011	$12.20		$15.24		81.00		90.00
December 2011	$11.96		$12.86		72.00		75.00
January 2012	$11.75		$15.68		73.00		89.00
February 2012	$14.80		17.86		88.00		97.00
March 2012(4)(5)	$16.55		$17.55		95.00		97.00

(1)	As reported in Norwegian Kroner. As of March 16, 2012, the U.S. Dollar/Norwegian Kroner exchange rate was $1.00/NOK 5.7305.
(2)	For the period from December 15, 2010, the date on which our common shares began trading on Norwegian OTC Market, until the end of the period.
(3)	For the period from October 6, 2011, the date on which our common shares began “when issued” trading on the NASDAQ Global Select Market, until the end of the period.
(4)	As of March 16, 2012.
(5)	As of March 16, 2012, the most recent reporting day in the Norwegian OTC Market.

CAPITALIZATION

The following table sets forth our cash position and consolidated capitalization as of December 31, 2011:

•	on an actual basis;

•

on an as adjusted basis to give effect to: (i) the repayment of $16.7 million under our $800.0 million senior secured term loan agreement related to the Ocean Rig Corcovado and the Ocean Rig Olympia; (ii) the repayment of $27.5 million under our Deutsche Bank credit facility related to the Ocean Rig Poseidon; and (iii) the repayment of $17.5 million under our $1.04 billion credit facility related to the Leiv Eiriksson and the Eirik Raude; and

•

on an as further adjusted basis to giving effect to our issuance and sale of $         million of our common shares pursuant to this prospectus, or                  common shares, at an assumed offering price of $         per share, which was the last reported closing price of our common stock on                     , 2012, resulting in net proceeds to us of $         million after deducting estimated issuance costs payable by us of $          million.

(U.S. Dollars in thousands)	Actual December 31, 2011	As adjusted(1)	As further Adjusted
Cash and cash equivalents	$250,878	$189,212	$

Restricted cash (including non-current portion)	$182,100	$182,100	$

Total long-term debt, including current portion(2)	$2,735,765	$2,674,099	$

Preferred stock, $0.01 par value, 500,000,000 shares authorized, nil shares issued and outstanding at December 31, 2011; nil shares as adjusted; shares as further adjusted	—	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 131,696,928 shares issued and outstanding at December 31, 2011; 131,696,928 shares as adjusted; shares as further adjusted	1,317	1,317
Additional paid-in capital	3,469,924	3,469,924
Accumulated other comprehensive loss	(51,126)	(51,126)
Accumulated deficit	(421,659)	(421,659)

Total shareholders’ equity	2,998,456	2,998,456

Total capitalization	$6,167,199	$6,043,867	$

(1)	There have been no significant changes to our capitalization since December 31, 2011, as so adjusted.
(2)	Net of deferred financing fees.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after the completion of this offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value as of December 31, 2011 was $2,989.4 million in total and $22.70 per share for the existing shareholders.

After giving effect to the issuance and sale of                  common shares at an assumed public offering price of $         per share, our pro forma net tangible book value as of December 31, 2011 would have been $         million, or $         per share. This represents an immediate appreciation in net tangible book value of $         per share to the existing shareholders and an immediate dilution of net tangible book value of $         per share to new investors.

The following table illustrates the pro forma per share dilution as of December 31, 2011.

Assumed public offering price per share	$
Net tangible book value per share as of December 31, 2011		$22.70
Increase in net tangible book value attributable to new investors in this offering	$
Pro forma net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors	$

Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per common share after this offering from the public offering price per share.

The following table summarizes, on a pro forma basis as of December 31, 2011, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by you in this offering, based upon an assumed public offering price of $         per share.

	Pro Forma Shares			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors			%	$		%	$

Total		100.0%		$	100.0%		$

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial and other data, at the dates and for the periods indicated. We were incorporated on December 10, 2007 under the name Primelead Shareholders Inc. Primelead Shareholders Inc. was formed for the purposes of acquiring the shares of our predecessor, Ocean Rig ASA, which was incorporated in September 1996 under the laws of Norway. We acquired control of Ocean Rig ASA on May 14, 2008. The selected historical consolidated financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 is derived from the audited financial statements and related notes of Ocean Rig UDW Inc. and its subsidiaries (“successor”) included in our Annual Report on Form 20-F for the year ended December 31, 2011 incorporated by reference into this prospectus.

The selected historical consolidated financial data as of December 31, 2009 and 2008 and for the year ended December 31, 2008 is derived from the audited financial statements and related notes of Ocean Rig UDW Inc. and its subsidiaries (“successor”) not included in our Annual Report on Form 20-F for the year ended December 31, 2011. The selected historical consolidated financial and other data of Ocean Rig ASA and its subsidiaries (“predecessor”) as of and for the period from January 1 to May 14, 2008 and for the year ended December 31, 2007 is derived from the audited financial statements of Ocean Rig ASA not included or incorporated by reference herein.

We refer you to the notes to the consolidated financial statements for a discussion of the basis on which the consolidated financial statements are presented. The selected historical consolidated financial and other data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited consolidated financial statements, the related notes thereto and other financial information included in our Annual Report on Form 20-F for the year ended December 31, 2011 incorporated by reference into this prospectus.

	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)
	Year Ended December 31, 2007	Period Ended May 14, 2008	Year Ended December 31,
			2008	2009	2010	2011
	(U.S. Dollars in thousands)
Income statement data:
Total revenues	209,095	99,172	218,663	388,122	405,712	699,649
Drilling rigs and drillships operating expenses	123,543	48,144	86,229	133,256	119,369	281,833
Goodwill impairment	—	—	761,729	—	—	—
Loss on asset sales disposal of assets	—	—	—	—	1,458	754
Depreciation and amortization	53,239	19,367	45,432	75,348	75,092	162,532
General and administrative expenses	14,062	12,140	14,462	17,955	19,443	37,639
Total operating expenses	190,844	79,651	907,852	226,559	215,362	482,758

	Ocean Rig ASA (predecessor)				Ocean Rig UDW Inc. (successor)
	As of December 31, 2007		As of May 14, 2008		Year Ended December 31,
					2008		2009	2010	2011
	(U.S. Dollars in thousands)
Operating income/(loss)	18,251		19,521		(689,189)		161,563	190,350	216,891
Interest and finance costs	(60,630)		(41,661)		(71,692)		(46,120)	(8,418)	(68,982)
Interest income	3,234		381		3,033		6,259	12,464	9,810
Gain/(loss) on interest rate swaps	—		—		—		4,826	(40,303)	(33,455)
Other income/(expense)	(1,559)		—		(2,300)		2,023	1,104	(1,538)
Total finance expenses, net	(58,955)		(41,280)		(70,959)		(33,012)	(35,153)	(94,165)
Income/(loss) before income taxes	(40,704)		(21,759)		(760,148)		128,551	155,197	122,726
Income taxes	(6,683)		(1,637)		(2,844)		(12,797)	(20,436)	(27,428)
Equity in income/(loss) of investee	—		—		(1,055)		—	—	—
Net income/(loss)	(47,387)		(23,396)		(764,047)		115,754	134,761	95,298
Less: Net income attributable to noncontrolling interest	—		—		(1,800)		—	—	—
Net income/(loss)	$(47,387	) $	(23,396	) $	(765,847	) $	115,754	$134,761	$95,298
Earnings per common share, basic and diluted	$(0.29	) $	(0.14	) $	(7.43	) $	1.12	$1.30	$0.72
Weighted average number of common shares, basic and diluted	162,171,380		162,171,380		103,125,000		103,125,000	103,908,279	131,696,928

	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)
	As of December 31, 2007	As of May 14, 2008	As of December 31,
			2008	2009	2010	2011
	(U.S. Dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$31,002	—	$272,940	$234,195	$95,707	$250,878
Other current assets	62,646	96,471	93,379	324,363	576,299	269,707
Total current assets	93,648	96,471	366,319	558,558	672,006	520,585
Drilling rigs, drillships, machinery and equipment, net	1,141,771	1,132,867	1,377,359	1,317,607	1,249,333	4,538,838
Intangibles, assets, net	—	—	13,391	11,948	10,506	9,062
Other non current assets	7	—	3,612	43,480	523,363	191,945
Advances for rigs and drillships under construction	—	—	—	1,178,392	1,888,490	754,925
Total assets	1,235,426	1,229,338	1,760,681	3,109,985	4,343,698	6,015,355
Current liabilities, including current portion of long term debt	147,810	538,679	885,039	682,287	667,918	436,729
Total long term debt, excluding current portion	656,548	281,307	788,314	662,362	696,986	2,525,599
Other non current liabilities	1,180	2,470	63,697	64,219	97,712	54,571
Total liabilities	805,538	822,456	1,737,050	1,408,868	1,462,616	3,016,899
Stockholders’ equity	429,888	406,882	23,631	1,701,117	2,881,082	2,998,456
Total liabilities and stockholders’ equity	$1,235,426	$1,229,338	$1,760,681	$3,109,985	$4,343,698	$6,015,355

	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)
	Year ended December 31, 2007	January 1, 2008 to May 14, 2008	Year Ended December 31,
			2008	2009	2010	2011
	(U.S. Dollars in thousands, except for operating data)
Cash flow data:
Net cash provided by / (used in):
Operating activities	$35,455	$(29,089)	$21,119	$211,075	$221,798	$270,662
Investing activities	(48,507)	(10,463)	(1,020,673)	(146,779)	(1,441,347)	(1,561,501)
Financing activities	(47,611)	8,550	1,257,390	(103,041)	1,081,061	1,446,010
Other financial data
EBITDA(1)	69,931	38,888	(648,912)	243,760	226,243	344,430
Cash paid for interest	55,524	22,628	23,103	51,093	43,203	32,164
Capital expenditures	(48,507)	(10,463)	(16,584)	(14,152)	(6,834)	(78,480)
Payments for drillships under construction	—	—	—	(130,832)	(705,022)	(1,864,862)
Operating data, when on hire
Operating units	2	2	2	2	2	6

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. generally accepted accounting principles, or U.S. GAAP, measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP or other GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations and efficiency. EBITDA is also used by various of our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

	Ocean Rig ASA (predecessor)		Ocean Rig UDW Inc. (successor)
	Year ended December 31, 2007	January 1, 2008 to May 14, 2008	Year Ended December 31,
			2008	2009	2010	2011
	(U.S. Dollars in thousands)
EBITDA reconciliation
Net income / (loss)	$(47,387)	$(23,396)	$(765,047)	$115,754	$134,761	$95,298
Add: Depreciation and amortization	53,239	19,367	45,432	75,348	75,092	162,532
Add: Net interest expense / income	57,396	41,280	68,659	39,861	(4,046)	59,172
Add: Income taxes	6,683	1,637	2,844	12,797	20,436	27,428
EBITDA	$69,931	$38,888	$(648,912)	$243,760	$226,243	$344,430

THE OFFSHORE DRILLING INDUSTRY

All of the information and data presented in this section has been provided by Fearnley Offshore AS, or Fearnley Offshore. Fearnley Offshore has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Fearnley Offshore has advised that: (a) certain information in Fearnley Offshore’s database is derived from estimates or subjective judgments; (b) the information in the databases of other offshore drilling data collection agencies may differ from the information in Fearnley Offshore’s database; (c) while Fearnley Offshore has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Summary

The international offshore drilling market has seen an increased trend towards deepwater and ultra deepwater exploration and subsequent development drilling. Due to the BP Macondo/Deepwater Horizon incident, there will be an increased focus on technical and operational issues and the inherent risk of developing offshore fields in ultra deepwater. This may result in the expectation that oil companies will show a higher preference for modern, more technologically advanced units capable of drilling in these environments. Given the increasingly ageing floater fleet, Fearnley Offshore believes a sustained demand in the market in the longer term will result in the need for replacements.

Fearnley Offshore foresees an increase of drilling activity in the medium to long term, possibly eliminating the gap between supply and demand in the ultra deepwater market. Such increased activity and balance in the supply and demand picture will result in higher dayrates. This is based on the assumption that the oil price is maintained above $70 per barrel.

Since the drilling moratorium in the US Gulf of Mexico ended in October 2010, the Bureau of Ocean Energy Management Regulation and Enforcement (BOEMRE) has been granting permits with all of the 18 post-moratorium permits issued in 2011. The halt in all drilling operations due to the moratorium has postponed more than 30 rig-years of planned activity. During and following the moratorium, 11 rigs left the US Gulf of Mexico with 5 of these rigs returned /slated to return.

Fearnley Offshore foresees that tightening of regulatory regimes will occur especially in the US Gulf of Mexico, but these changes may also be implemented across the industry globally. More controls and systems will be implemented to ensure safer operations, and better plans and responses to accidents must be developed. In the longer term, this could prove to be an advantage for owners of the newest and best equipped units in the ultra deepwater market segment. Fearnley Offshore expects the implementation of stricter rules, regulations and requirements for safer well design and engineering and, therefore, higher technical requirements and procedures for the drilling units and contractors. As a result, wells will be more work intensive, thus necessitating more rig time.

Oil & Gas Fundamentals

Oil Price and Consumption

Exploration and production (“E&P”) spending by oil and gas companies generally create the demand for oil service companies, of which offshore drilling contracting is a significant part.

Global E&P spending increased substantially in 2011, as compared to the increase in 2010 and the increase was driven by the six super majors; BP, Chevron, ConocoPhillips, ExxonMobil, Shell and Total. All the big groups are expected to produce strong results due to the current high oil price. The increase is mainly due to spending gains in Latin America, the Middle East, West Africa and Southeast Asia to boost production growth and further capitalize on high crude prices.

In Latin/South America, PEMEX and Petrobras are also expected to drive the E&P spending, and Petrobras will significantly expand their deepwater activity with the development of its several new large offshore fields off Brazil.

There is a strong relationship between E&P spending and oil companies’ earnings, where the oil price is the most important parameter. Fearnley Offshore therefore believes that the determining factor influencing the demand for drilling units going forward is the price of oil. Since 2007, the price of oil has been highly volatile, reaching a peak of $147 per barrel in July 2008 and a low of $40 per barrel in January 2009.

Over the past 12 months the price of oil stayed at levels above $ 70 per barrel, with the current Brent blend oil price trading around $ 120 per barrel.

Though a lower oil price can temporarily discourage exploration and development drilling, it is generally acknowledged that oil consumption will continue to grow for many decades to come based on increasing demand from developing countries. The changing dynamics of demand, such as stagnating growth in developed countries, rate of field decline, and the changing nature of the world’s oil reserves, quality, area of origin, refinery capability and ownership, will all affect the price of oil and gas.

The US Energy Information Administration (EIA) expects a tightening of the world oil markets over the next two years and consumption is expected to grow by an annual average of 1.5 million barrels per day (bbl/d) through 2012. The EIA expects the growth in supply from non OPEC countries to average less than 0.1 million bbl/d each year in 2011 and 2012 and the market will rely on both inventories and significant increases in production of crude oil within OPEC member countries to meet world demand growth. Maturing fields in countries such as UK, Norway and Mexico are causing production declines at a rate around 4-6 % per year for these countries and oil companies need to develop fields discovered over the last few years and explore in new areas to replace depleting reserves.

The graph above shows the International Energy Agency’s (IEA) forecast from 2008 (the latest comprehensive forecast available) for world oil & gas supply and consumption. In the total consumption forecast, IEA anticipates an increase in oil consumption going forward. This should encourage oil companies to engage in further exploration and development to meet the increasing global demand for oil. It should be noted, however, that there is a significant time gap between the oil companies’ commitment to secure rig time and the actual production of oil and gas. It should also be noted that most of recent major new discoveries of offshore oil and gas are in deep waters and in deep structure, which are rig-intensive, and will likely need more rig time per produced barrel than more traditional developments onshore or in shallow and non-harsh waters

Rig Market Fundamentals

The worldwide fleet of mobile offshore drilling rigs today totals 692 units. Of these, 413 are Jack-up rigs, 201 are Semi-submersible rigs and 78 are Drillships. With 574 of these employed as of March 2012, the fleet utilization is 83%. However, the effective utilization for the mobile drilling rigs being marketed is 94%, as 79 units remain cold-stacked while the remaining number of unemployed units are either at shipyard for repairment/upgrade/classing, warm stacked or idle.

Jack-up rigs

Jack-up rigs are mobile, bottom-supported self-elevating drilling platforms that stand on three or four legs on the seabed. When the rig is to move from one location to another, it will jack its platform down on the water until it floats, and will then be towed by a supply vessel or similar to its next location, where it will lower the legs to the sea bottom and elevate the platform above sea level. A modern Jack-up rig will normally have the ability to move its drill floor aft of its own hull (cantilever), so that multiple wells can be drilled at open water locations or over wellhead platforms without re-positioning the rig. The general water depth capability of a Jack-up rig is 300-375 feet, while premium Jack-up rigs have operational capabilities enabling them to work in water depths in excess of 400 feet.

Semi-submersible rigs

Semi-submersible rigs are floating platforms, with columns and pontoons and feature a ballasting system that can vary the draft of the partially submerged hull from a shallow transit draft, to a predetermined operational and/or survival draft (50-80 feet) when drilling operations are underway at a well location. This reduces the rig’s exposure to weather and ocean conditions (waves, winds, and currents) and increases its stability. Semi-submersible rigs maintain their position above the wellhead either by means of a conventional mooring system, consisting of anchors and chains and/or cables, or by a computerized dynamic positioning (DP) system. Propulsion capabilities of Semi-submersible rigs range from having no propulsion capability or propulsion assistance (and thereby requiring the use of supply vessel or similar for transits between locations) through to self-propelled whereby the rig has the ability to relocate independently of a towing vessel.

Drillships

Drillships are ships with on-board propulsion machinery, often constructed for drilling in deep water. They are based on conventional ship hulls, but have certain modifications. Drilling operations are conducted through openings in the hull (“moon pools”). Drillships normally have a higher load capacity than semi-submersible rigs and are well suited to offshore drilling in remote areas due to their mobility and high load capacity. Like semi-submersible rigs, drillships can be equipped with conventional mooring systems or DP systems.

The Semi-submersible rigs and Drillships are often categorized collectively as “Floaters”.

The Jack-Up Market

The total jackup fleet currently has 413 units in operation/available in the market with 57 more units under construction. Since the beginning of 2006, 99 newbuild jackups have been delivered. These new units, along with those still under construction, are mainly what we describe as Special Capability Jackups (SCJU) i.e. larger jackups with >300 feet water depth capability, 30,000 feet drilling depth capability, 3 mud pumps and >1,500 kips hook load.

As jackups contract lead time (time from contracting to anticipated commencement) is generally short and units often are on short contracts, they are easier for operators to let go of and are more sensitive towards market fluctuations than, for example, deepwater floaters.

Worldwide Jack-up Market

In 2004, contractors realized that demand for jackups was increasing and that the age structure of the existing fleet was old and getting technically obsolete for many of the new market plays. However, generally risk adverse established contractors were not willing to order newbuilds, nor were operators willing to assist contractors ordering newbuilds on contract. This situation resented opportunities for new investors who saw to profit from taking on yard risk and, based on the belief that the existing old units would be obsolete in the near future. As the early newbuilds under construction obtained contracts with favorable day rates, other orders followed and anewbuilding boom began.

Until recently, and as with all other segments in the mobile offshore drilling market, jackups have enjoyed a relatively high utilization during the last several years hovering between 90 and 100%. During the same period, there has also been a geographical shift in the market for jackups. A combination of low gas prices and increased operating costs linked to higher insurance fees in US Gulf of Mexico led to units leaving the US Gulf of Mexico market for other areas, a move which allowed for higher rates and longer contract terms in general. The booming economy in Eastern Hemisphere countries, combined with their desire to create a viable energy market of their own, resulted in increasing demand for jackups in this area. Due to gas being the main source of energy, the earlier described Special Capability Jackups (SCJU) were the preferred type of units.

As illustrated by the following graph, worldwide active utilization is currently 90%. Units located in Gulf of Mexico account for the majority of this decline as only 65 of 108 units currently are on contract in this area.

At present, the SCJU fleet consists of 129 units with 55 more to be delivered from yard within end 2014.

Based on the expectations for increased activity, 46 new units have been ordered for delivery in 2012, 2013 and 2014 (see table below for current order book).

Design	Rig	Contractor	Reported Delivery
F&G Super M2	OPUS JU TBA II	Opus Offshore	May-12

F&G JU 2000E	INDEPENDENCIA I	Operadora CISCA	Jun-12

F&G Super M2	MIS TBA I	Perforadora Mexico	Jun-12

KFELS Mod V B	B319 EX SDSD TBA I		Jul-12

BM PC 400	ATWOOD MAKO	Atwood Oceanics Inc.	Sep-12

F&G JU 2000A	ABG I	ABG	Nov-12

F&G JU 2000A	ABG II	ABG	Nov-12

Baker Marine Pacific Class	SAFIN JU TBA I	Safin	Nov-12

F&G JU 2000E	PROSPECTOR JU TBA I	Prospector	Dec-12

MLT Super 116-E	GREATDRILL CHAAYA	GreatShip	Dec-12

BM PC 400	ATWOOD MANTA	Atwood Oceanics Inc.	Dec-12

KFELS Mod V B	JASPER ADVENTURER	Jasper Offshore	Dec-12

F&G JU 2000E	WEST CASTOR	Seadrill	Dec-12

F&G JU 2000E	WEST TELESTO	Seadrill	Dec-12

KFELS Mod V B	ASIA OFFSHORE TBA I	Asia Offshore Drilling Lim	Dec-12

F&G JU 3000N	NOBLE JU TBA I	Noble Drilling	Dec-12

KFELS Mod V B	DYNAMIC VISION	Dynamic Drilling	Mar-13

KFELS Mod V Super B	HAKURYU-11	Japan DC	Mar-13

KFELS Mod V Super B	TRANSOCEAN SIAM DRILLER	Transocean	Mar-13

KFELS Mod V Super B	TRANSOCEAN AO THAI	Transocean	Mar-13

KFELS Mod V B	STANDARD DRILLING TBA II	Standard Drilling	Mar-13

F&G JU 2000E	PROSPECTOR JU TBA II	Prospector	Mar-13

F&G JU 2000E	WEST TUCANA	Seadrill	Mar-13

F&G JU 2000E	WEST OBERON	Seadrill	Mar-13

KFELS Mod V B	ASIA OFFSHORE TBA II	Asia Offshore Drilling Lim	Mar-13

F&G JU3000N	NOBLE JU TBA II	Noble Drilling	Mar-13

MLT Super 116-E	PERFORADORA CENTRAL TBA I	Perforadora Central	Mar-13

KFELS Mod V B Super	JDC TBA	Japan DC	Mar-13

Baker Marine Pacific Class	SAFIN JU TBA II	Safin	Mar-13

KFELS Mod V B	JASPER BEACON	Jasper Offshore	May-13

KFELS Super A	ENSCO 120	Ensco	May-13

KFELS Super A	DISCOVERY OFFSHORE TBA 1	Discovery Offshore	May-13

KFELS Mod V B	STANDARD DRILLING TBA III	Standard Drilling	Jun-13

BM PC 400	ATWOOD ORCA	Atwood Oceanics Inc.	Jun-13

Design	Rig	Contractor	Reported Delivery
F&G JU 2000E	PROSPECTOR JU TBA III	Prospector	Jul-13

KFELS Mod V Super B	TRANSOCEAN ANDAMAN	Transocean	Aug-13

CJ70-X150A	WEST LINUS	Seadrill	Sep-13

KFELS Mod V B	ASIA OFFSHORE TBA III	Asia Offshore Drilling Lim	Sep-13

F&G JU3000N	NOBLE JU TBA III	Noble Drilling	Sep-13

KFELS Mod V B Bigfoot	QATAR 2022	Gulf Drilling	Sep-13

MLT 240-C	KS DRILLING JU TBA 1	KS Drilling	Sep-13

F&G JU 2000E	PROSPECTOR JU TBA IV	Prospector	Sep-13

KFELS Super A	DISCOVERY OFFSHORE TBA 2	Discovery Offshore	Oct-13

KFELS Super A	ENSCO 121	Ensco	Oct-13

MLT Super 116-E	JINDAL PIPES JU TBA I	Jindal	Oct-13

MSC CJ-70-150MD	MAERSK XLE I	Maersk	Dec-13

KFELS Mod V B	STANDARD DRILLING TBA VI	Standard Drilling	Feb-14

MLT 240-C	KS DRILLING JU TBA 2	KS Drilling	Mar-14

F&G JU 2000E	PROSPECTOR JU TBA V	Prospector	Mar-14

The Floater Market

The total existing fleet of floaters includes 201 Semi-submersible rigs and 78 Drillships.

As can be seen from the above graph, there is almost full utilization for the floater market. We note that reduced demand can be contributed to the lower activity in the shallow market segment.

Generations

The Floater fleet is often divided into generations; basically referring to the period in which the rigs were built.

The 2nd generation consists primarily of semi-submersible rigs built in the seventies, an enhancement of the 1st generation Gulf of Mexico semi. The 3rd generation was created based on the experience drawn from the 2nd generation with better capacities, all built in the early eighties. A small number of 4th generation floaters were built in mid eighties, which focused more on operation in even harsher environment and arctic conditions.

The next generation (5th) was launched in 1996. These units focused on working in deep water. Including conversions, 46 units were delivered between 1998 and 2005, representing roughly 20% of the total floater fleet today. Out of these, 24 are defined as 5th generation units capable of working in water depths of 7,500 feet or deeper. The remaining units are mainly older units having been fully refurbished and some newbuilds with less advanced capabilities.

Since October 2010, a total of 76 floaters have been ordered, scheduled for delivery between 2012 and 2020. Taking these orders together with the previously existing orders, there are now 87 new units on order. Current newbuild orderbook thus represents approximately 24% of the total floater fleet. 78 of the ordered units are ultra deepwater rigs capable of drilling at 7,500 feet or deeper. There are currently several other newbuilding projects under consideration and it is likely that the newbuilding activity will continue, although available yard capacity is scarce and new orders, beyond current newbuild options, will probably be for 2014/2015 delivery (see table below for current order book).

Yard	Rig	Contractor	Reported Delivery
DSME	ODN I	Odebrecht	Mar-12

DSME	ODN II	Odebrecht	Mar-12

Jurong Shipyard	ATWOOD CONDOR	Atwood Oceanics Inc.	Jun-12

Yantai Raffles Shipyard China	COSLPROMOTER	COSL Europe	Jun-12

Samsung	AMARALINA STAR	Queiroz Galvao	Jul-12

Keppel FELS, Singapore	ENSCO 8506	Ensco	Jul-12

Samsung	LAGUNA STAR	Queiroz Galvao	Sep-12

DSME	CATARINA	Petroserv S.A.	Sep-12

COSCO Zhoushan/Nymo	ISLAND INNOVATOR	Odfjell Drilling AS	Sep-12

Cosco Dalian Shipyard	DALIAN DEVELOPER	Vantage Drilling	Dec-12

Samsung	WEST AURIGA	Seadrill	Mar-13

Samsung	PACIFIC KHAMSIN	Pacific Drilling	Apr-13

DSME	TUNGSTEN EXPLORER	Vantage Drilling	May-13

Hyundai	OCEAN BLACKHAWK	Diamond Offshore	Jun-13

Yard	Rig	Contractor	Reported Delivery

Samsung	ENSCO DS-7	Ensco	Jun-13

Hyundai	NOBLE DS TBA I	Noble Drilling	Jun-13

Samsung	OCEAN RIG DS TBA I	Ocean Rig ASA	Jun-13

Samsung	WEST VELA	Seadrill	Jun-13

STX Dalian/Huisman	NOBLEGLOBETROTTER II	Noble Drilling	Sep-13

DSME	ATWOOD ADVANTAGE	Atwood Oceanics Inc.	Sep-13

Hyundai	BOLETTE DOLPHIN	Fred Olsen Energy	Sep-13

Samsung	MAERSK DS TBA I	Maersk	Sep-13

Samsung	OCEAN RIG DS TBA II	Ocean Rig ASA	Sep-13

Samsung	PACIFIC SHARAV	Pacific Drilling	Sep-13

Samsung	WEST TELLUS	Seadrill	Sep-13

DSME	TRANSOCEAN DS TBA I	Transocean	Oct-13

Cosco Qidong Shipyard	SEVAN III	Sevan Drilling	Oct-13

Samsung	OCEAN RIG DS TBA III	Ocean Rig ASA	Nov-13

Hyundai	OCEAN BLACKHORNET	Diamond Offshore	Dec-13

DSME	TRANSOCEAN DS TBA II	Transocean	Dec-13

Samsung	MAERSK DS TBA II	Maersk	Dec-13

Hyundai	NOBLE DS TBA II	Noble Drilling	Dec-13

Hyundai	ROWAN RENAISSANCE	Rowan Companies	Dec-13

Shanghai Shipyard	OPUS DRILLSHIP TBA I	Opus Offshore	Mar-14

DSME	SONGA CAT D TBA I	Songa Offshore	Mar-14

Samsung	WEST DS TBA I	Seadrill	May-14

Cosco Qidong Shipyard	SEVAN IV	Sevan Drilling	May-14

DSME	DEEPSEA ABERDEEN	Odfjell Drilling AS	May-14

Samsung	PACIFIC DS TBA 7	Pacific Drilling	May-14

Hyundai	OCEAN BLACKRHINO	Diamond Offshore	Jun-14

DSME	ATWOOD ACHIEVER	Atwood Oceanics Inc.	Jun-14

Samsung	MAERSK DS TBA III	Maersk	Jun-14

Hyundai	NOBLE DS TBA III	Noble Drilling	Jun-14

Hyundai	ROWAN RESOLUTE	Rowan Companies	Jun-14

Hyundai	NOBLE DS TBA IV	Noble Drilling	Jun-14

Samsung	WEST DS TBA II	Seadrill	Aug-14

DSME	SONGA CAT D TBA II	Songa Offshore	Sep-14

Shanghai Shipyard	OPUS DRILLSHIP TBA II	Opus Offshore	Sep-14

Samsung	MAERSK DS TBA IV	Maersk	Sep-14

Hyundai	ROWAN RELIANCE	Rowan Companies	Dec-14

Yantai CIMC Raffles, China	COSLPROSPECTOR	COSL	Dec-14

Yard	Rig	Contractor	Reported Delivery

Estaleiro Atlantico Sul	SETE DS (EAS I)	Sete Brasil S.A.	Feb-15

DSME	SONGA CAT D TBA III	Songa Offshore	Feb-15

DSME	SONGA CAT D TBA IV	Songa Offshore	May-15

Yantai CIMC Raffles, China	NORTH DRAGON	North Sea Rigs	Jun-15

Estaleiro Atlantico Sul	SETE DS (EAS II)	Sete Brasil S.A.

BRASFELS, Angra dos Reis	SETE SS (BRASFELS I)	Queiroz Galvao

Estaleiro Atlantico Sul	SETE DS (EAS III)	Sete Brasil S.A.

Estaleiro Atlantico Sul	SETE DS (EAS IV)	Sete Brasil S.A.

BRASFELS, Angra dos Reis	SETE SS (BRASFELS II)	Petroserv S.A.

Estaleiro Atlantico Sul	SETE DS (EAS V)	Sete Brasil S.A.

Eisa and Maua yard	EISA&MAUA I	Operator TBA

Rio Grande Shipyard	SETE DS (RIO GRANDE I)	Etesco

Paraguacu yard	SETE DS (PARAGUACU I)	Odebrecht

Estaleiro Atlantico Sul	SETE DS (EAS VI)	Sete Brasil S.A.

BRASFELS, Angra dos Reis	SETE SS (BRASFELS III)	Queiroz Galvao

Jurong Aracruz	SETE DS (JURONG I)	Seadrill

Paraguacu yard	SETE DS (PARAGUACU II)	Etesco

Eisa and Maua yard	EISA&MAUA II	Operator TBA

Estaleiro Atlantico Sul	SETE DS (EAS VII)	Sete Brasil S.A.

Rio Grande Shipyard	SETE DS (RIO GRANDE II)	Etesco

BRASFELS, Angra dos Reis	SETE SS (BRASFELS IV)	Petroserv S.A.

Jurong Aracruz	SETE DS (JURONG II)	Odfjell Drilling AS

Paraguacu yard	SETE DS (PARAGUACU III)	Odebrecht

Eisa and Maua yard	EISA&MAUA III	Operator TBA

Jurong Aracruz	SETE DS (JURONG III)	Seadrill

BRASFELS, Angra dos Reis	SETE SS (BRASFELS V)	Queiroz Galvao

Rio Grande Shipyard	SETE DS (RIO GRANDE III)	Etesco

Paraguacu yard	SETE DS (PARAGUACU IV)	Etesco

Jurong Aracruz	SETE DS (JURONG IV)	Odfjell Drilling AS

BRASFELS, Angra dos Reis	SETE SS (BRASFELS VI)	Odebrecht

Paraguacu yard	SETE DS (PARAGUACU V)	Odebrecht

Eisa and Maua yard	EISA&MAUA IV	Operator TBA

Jurong Aracruz	SETE DS (JURONG V)	Seadrill

Paraguacu yard	SETE DS (PARAGUACU VI)	Etesco

Eisa and Maua yard	EISA&MAUA V	Operator TBA

Jurong Aracruz	SETE DS (JURONG VI)	Odfjell Drilling AS

Shallow and deep water

As discussed above, the floater market is also broken down by water depth capability in the following manner:

Shallow Water Drilling Rigs	<3000 feet (915m) water depth
Deepwater Drilling Rigs	>3000 feet (915m) water depth
Ultra Deepwater Drilling Rigs	>7500 feet (2286 m) water depth

The breakdown of the floater market is further divided between drillships and semi-submersibles, where we note that the focus from both contractors and operators in the last market upturn was towards ultra deepwater drilling.

Worldwide Shallow Water Market

After a strong recovery of the global drilling market in 2004, the shallow water floater fleet experienced close to full effective utilization from 2005 until the last quarter of 2008. This fleet consists of just over 90 units, although some units have been upgraded to deepwater capacity and will leave the segment. The shallow water fleet will see the addition of newbuilds scheduled for delivery during 2011 and 2012, but these newbuilds are units designed for harsh environment; for operation in the North Sea including the Norwegian Continental Shelf.

The shallow water fleet is relatively old, with a large number of units constructed in the mid 1970s and 1980s. Many of these units will need considerable investments to maintain and renew their class and enhance their life expectancy over the next several years. Substantial investments may be postponed until new contracts have been secured, and units will be stacked or even retired from the active fleet. With a theoretical average technical life expectancy of 35 years, 63 units could potentially be retired from the active fleet by the end of 2013 should the drilling contractors not see possibilities of charter contracts justifying life enhancing upgrades. Please see the graph below.

The above graph shows historical supply and demand and future supply for all floaters (both shallow and deepwater floaters). The grey line shows theoretical future supply assuming all drilling units older than 35 years leave the active market (by being scrapped, cold stacked or converted into a non-drilling unit). Most of these units are in the shallow water category.

The average age of the existing floater fleet today is 21 years. However, none of the competitive floaters have been retired during the last 5 years due to the strong market conditions, which have provided sufficient earnings to maintain and upgrade the older units in the preceding period (1995-2005), the average age of units being retired from the fleet was 21.5 years.

It is also noteworthy that the shallow water floater market has a scattered ownership structure, which makes market discipline more difficult, and some of the smaller contractors will strive to maintain high utilization levels. This is resulting in a downward pressure on dayrates in such an unbalanced market, where the supply is greater than demand in the short term.

The Deepwater Floater Market

This market has proven less susceptible to volatility in the market than the jack-up and shallow water floater segments.

82 deepwater floaters are currently under construction for delivery between now and mid 2014. Notably, 78 of these units under construction have ultra deepwater capability. Deepwater, more specifically ultra deepwater, has been the major focus for operators in the last upswing from 2005. Upon completion of the current order book, the ultra deepwater fleet alone will consist of 190 rigs. Dynamically-positioned drillships, as opposed to semi submersibles, have seen a rise in popularity and represent over half of the new construction.

In the deepwater market segment there are 75 existing units with an average age of 27 years. For ultra deepwater units there are 112 existing units at an average age of 6 years. For drillships, the age profile is skewed towards younger units, with 57 units in the ultra deepwater category with an average age of 5 years. In light of the Macondo/Deepwater Horizon accident, operators are showing a preference for newer equipment. Given the ageing deepwater fleet, we see some oil companies contracting ultra deepwater units even for their deepwater and shallow water wells.

It is widely believed that the more easily extractable oil fields in shallow water have been found, and that the activity has moved towards deeper waters and, to a certain extent, harsher environments. The shallow water still represents the majority of the offshore drilling activity. However, the wells in shallow water are maturing and reserves are being depleted rapidly. New oil and gas production is more likely to be developed in deeper waters.

Although fewer charter contracts have been entered into in the deepwater market after the downturn at the end of 2008 compared to before the downturn, the deepwater market has proven less susceptible to fluctuations than the jack-up and shallow water floater segments. The deepwater market is characterized by longer visibility with several long term charters entered into.

Up until the recent financial turmoil, the deepwater floater market experienced high levels of utilization and record-high dayrates, in excess of $600,000 for some longer term contracts in

2008, sparking an increase in newbuildings. At present, the utilization for the deepwater market is approximately 97%. The number of backlog months for deepwater contracts was at record highs in 2009 at 702 rig years, this number decreased over the past year to 633 rig years as of March 1, 2012. However, if we include the latest long-term Petrobras contracts for the units to be built in Brazil, the backlog will reach a new record peak of 1093 years.

Demand

During 2009, only 12 long term (longer than six months) contracts were entered into in the deepwater market, compared to 57 such contracts during 2008. During 2010 and 2011, demand recovered with88 long term deepwater contracts having been entered into.

With the current high oil price, there are numerous potential fields worldwide that are considered economically viable. However, due to the uncertain economic climate during the last couple of years, oil companies have been holding back on new investments and decision making has been slow. However, with sustained high oil price, this trend is now changing.

The above graph represents Fearnley Offshore’s forecasted supply and demand for the deepwater fleet world-wide through the next 12 months. The possible demand is based on a higher than 50% probability, while the requirements has a 70% or higher probability of being accomplished.

Supply

As of March 2012 there were 81 deepwater units under construction, of which 78 are ultra deepwater units. Of these 81 newbuilds, 34 do not have a charter contract in place. When all newbuilds are delivered the worldwide deepwater fleet will consist of 268 competitive units, of which 190 will be rated for ultra deepwater drilling.

The following graph shows the geographical areas were the deepwater floaters are available and in operation, where Brazil is now the dominant area in which almost one-third of the fleet is operating.

The Ultra Deepwater Floater Market

This market has enjoyed full utilization from 2005, however one unit was available in West Africa in the first quarter of 2011.

Demand

The ultra deepwater market evolved with 5 years of intensive exploration activity starting in 1999. Exploration proved to be successful and resulted in significant projects being materialized in this market. The majority of the ultra deepwater units are now involved in development work. Many of the recent long term contracts have been geared towards new areas of exploration, and Fearnley Offshore foresees that this will continue in years to come.

The ultra deepwater market still has a high backlog of contracts, enjoying almost full utilization of the fleet. Within the last 12 months, 60 long term charter contracts have been entered into in the ultra deepwater market, compared to 21 and 5 charter contracts for the same period in the two previous years, respectively.

The graph above shows that there is a limited availability of units over the next year. Even though there are few new programs added by independent and smaller operators, there are substantial programs being planned by national oil companies (particularly from Petrobras) and most of the major oil companies (Chevron, Total and ExxonMobil). This could have a positive effect on the market in 2011. Traditionally deepwater activity has been seen in the following geographical regions: West Africa, Brazil and Gulf of Mexico. A new positive shift in this market is that there has been increased demand in all areas worldwide, such as East Africa, Greenland, China, New Zealand, Falkland and the Mediterranean. In addition some of the national oil companies, primarily Petrobras, are struggling with severe delays of scheduled newbuildings already committed for work, which may impact their short to medium term requirements leading to further demand.

Supply Ultra Deepwater

Currently there are 55 semisubmersibles and 57drillships working in the ultra deepwater segment, with an additional 13 semis and 65drillships under construction. Of the future fleet of 190 units, almost 55% are contracted into 2015 and beyond.

The ultra deepwater contract status through Q1 2013 is presented in the graph below.

Fearnley Offshore’s predicts a balanced market in 2012 and emphasizes that there are only 3.5 available rigs year in 2012. With approximately 52 operators active in the market segment, the excess rig capacity could quickly disappear. However, oil companies have implemented their drilling plans slowly, which may defer the timing of their projects, which again will be offset by the commissioning and delivery of the newbuildings.

Current Dayrate Level

In 2008 the international offshore drilling industry experienced record dayrates for the ultra deepwater floater fleet. There have been 91 long term ultra deepwater fixtures since the last record high fixture in October 2008. As seen from the graph below, the ultra deepwater dayrate has come down from its peak at $624,000/day to a level of $535,000/day. Though the rates in the various deepwater segments have been almost parallel in the past, operators see added value in newer and more capable units with higher capacities for their deepwater requirements, both for exploration (which is spreading to more remote areas and deeper waters) and for technically challenging developments. This trend is expected to become even more pronounced going forward due to the Macondo incident in the US Gulf of Mexico. Fearnley Offshore expects the gap between the various segments to sustain or even increase.

Even after the recent US Gulf of Mexico incident, there has not been any major deterioration in the dayrates obtained for new contracts, although new contract lengths have been shorter. With the price of oil remaining above $70 per barrel for a sustained period, it is worthwhile to note that the rates for all deepwater segments are trending upwards for the first time since 2008.

SELLING AND PRINCIPAL SHAREHOLDERS

The following table sets forth (i) the identity and other information about DryShips, the selling shareholder; (ii) information regarding the beneficial owners of more than five percent of our common shares; (iii) each of our executive officers and directors; and (iv) our officers and directors as a group as of the date of this prospectus. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 20, 2012, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The tabular information below assumes the underwriters do not exercise their over-allotment option and all of the shares registered on behalf of the selling shareholder will be offered and sold by the selling shareholder.

	Common Shares Beneficially Owned		Number of Common Shares Offered	Common Shares Beneficially Owned After this Offering
Name of Shareholder(1)	Number	Percentage		Number	Percentage
DryShips	97,301,755	73.9%			%
George Economou(2)	3,208,289	2.44%	—		%
Pankaj Khanna		*	—		*
Michael Gregos		*	—		*
Trygve Arnesen		*	—		*
Savvas D. Georghiades		*	—		*
Prokopios (Akis) Tsirigakis		*	—		*
Jan Rune Steinsland		*	—		*
Frank Tollefsen		*	—		*
Ronald Coull		*	—		*
Dag Eggan		*	—		*
Executive Officers and Directors as a Group	3,257,370	2.5%			%

*	Less than 1.0% of our total outstanding common shares.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus.
(2)	George Economou, our Chairman, President and Chief Executive Officer, may be deemed to beneficially own 2,876,430 of these shares through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 79,525 of these shares through Elios Investments Inc., a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of Mr. Economou’s family. Mr. Economou may be deemed to beneficially own 145,128 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly-owned by the Foundation. Mr. Economou may be deemed to beneficially own 105,357 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to own 1,849 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.
(3)	DryShips is our parent company and a reporting company under the Exchange Act. George Economou, our Chairman, President and Chief Executive Officer, is also the Chairman, President and Chief Executive Officer of DryShips. Information with respect to DryShips and Mr. Economou and their relations to us is discussed under “B.—Related party transactions” in our Annual Report on Form 20-F for the year ended December 31, 2011. The business address of DryShips Inc. is 80 Kifissias Avenue, GR 15125 Amaroussion, Greece. In February 2012, DryShips pledged 10,000,000 of these shares as additional security under certain of its credit facilities. The terms of the share pledge expire on March 31, 2012.

The underwriters may also purchase up to an additional                     of our common shares from the selling shareholder at the offering price, less underwriting discounts, to cover over-allotments, if any, within 30 days from the date of this prospectus.

Immediately after completion of this offering, DryShips will own                 shares, or     %, of our common shares, (or                shares, or     % of our common shares if the underwriters exercise their over-allotment option in full), which were acquired in a private transaction not involving a public offering, and these shares are therefore treated as “restricted securities” for purposes of Rule 144. The restricted securities held by DryShips will be subject to the underwriters’             -day lock-up agreement. Please read the sections of this prospectus entitled “Underwriting” and “Shares Eligible for Future Sale.” Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of the second amended and restated articles of incorporation and second amended and restated bylaws.

Purpose

Our purpose, as stated in our second amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our second amended and restated articles of incorporation and second amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our second amended and restated articles of incorporation, our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, and 500,000,000 preferred shares, par value $0.01 per share.

As of the date of this prospectus, 131,696,928 common shares were issued and outstanding. All of our common shares are in registered form.

Share History

On December 24, 2007, we issued 500 shares of our capital stock, par value $20.00 per share, to DryShips, constituting all of the shares of our authorized capital stock.

On May 15, 2009, we closed a transaction to acquire the equity interests of the newbuilding vessel-owning companies of the Ocean Rig Corcovado and Ocean Rig Olympia, which were owned by clients of Cardiff, including certain entities affiliated with Mr. Economou. As consideration for the acquisition of the newbuilding vessel-owning companies of the Ocean Rig Corcovado and Ocean Rig Olympia, we issued to the sellers, including entities related to Mr. Economou, a number of shares equal to 25% of our issued and outstanding capital stock as of May 15, 2009.

On July 15, 2009, DryShips acquired the remaining 25% of our issued and outstanding capital stock from the minority interests held by certain unrelated entities and certain parties related to Mr. George Economou. Following such acquisition, we became a wholly-owned subsidiary of DryShips.

On December 7, 2010, following the approval by our board of directors and sole shareholder, we amended and restated our articles of incorporation, among other things, to increase our authorized share capital to 250,000,000 common shares and to change the par value to $0.01 per share.

On December 21, 2010, we completed the sale of an aggregate of 28,571,428 common shares in a offering made to non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act, which included the sale of 1,871,428 common shares pursuant to the managers’ exercise of their option to purchase additional shares. Concurrently with such offering, we paid a stock dividend to DryShips of 103,125,500 common shares. Following this transaction, DryShips owned approximately 78% of our outstanding common shares. As of the date of this prospectus, DryShips owns approximately 74% of our outstanding common shares.

On May 3, 2011, following the approval by our board of directors and shareholders, we amended and restated our amended and restated articles of incorporation, among other things, to increase our authorized share capital to 1,000,000,000 common shares and 500,000,000 of preferred shares, each with a par value of $0.01 per share.

Description of Common Shares

Under our second amended and restated articles of incorporation and second amended and restated bylaws, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of our common shares will be entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. Holders of our common shares will not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares will be subject to the rights of the holders of any of our preferred shares, which we may issue in the future.

Description of Preferred Shares

Under our second amended and restated articles of incorporation, we are authorized to issue up to 500,000,000 of our preferred shares, par value $0.01 per share. Our second amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

We have designated 8,000,000 shares of our preferred shares as Series A Participating Preferred Shares in connection with the adoption of our Amended and Restated Stockholder Rights Agreement described under “—Amended and Restated Stockholder Rights Agreement.”

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. There is no provision for cumulative voting. Our second amended and restated articles of incorporation provide that our board of directors must consist of at least one member, with the exact number to be fixed by a vote of at least two-thirds of the entire board of directors. Directors will be elected annually on a staggered basis, whereby each director will be divided into one of three classes, Class A, Class B and Class C, which shall be as nearly equal in number as possible. Each director shall serve for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors have the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our second amended and restated bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of the total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ and officers’ fiduciary duties. Our second amended and restated articles of incorporation provide that no director or officer shall be personally liable to us or any of our shareholders for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the BCA as the same may exist or be amended.

Our second amended and restated bylaws includes a provision that entitles any of our directors or officers to be indemnified by us upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Our second amended and restated bylaws also authorize us to carry directors’ and officers’ insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether we would have the power to indemnify such director or officer against such liability by law or under the provisions of our second amended and restated bylaws. We believe that these indemnification provisions and insurance will be useful to attract and retain qualified directors and executive officers.

The indemnification provisions included in our second amended and restated bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of the second amended and restated articles of incorporation and second amended and restated bylaws may have anti-takeover effects. These provisions will be intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Shares

Under the terms of our second amended and restated articles of incorporation, our board of directors will have the authority, without any further vote or action by our shareholders, to issue up to 500,000,000 of our blank check preferred shares. Our board of directors will be entitled to issue our preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Classified Board of Directors

Our second amended and restated articles of incorporation provide that our board of directors serve staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and removal of directors

Our second amended and restated articles of incorporation prohibit cumulative voting in the election of directors and our second amended and restated bylaws require our shareholders to give advance written notice of nominations for the election and removal of directors. Our second amended and restated articles of incorporation will also provide that our directors may be removed only for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of the capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Under the BCA, our amended and restated articles of incorporation and our second amended and restated bylaws, any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our second amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the Chairman of our board of directors or our executive officers who are also directors may call special meetings of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our second amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting of shareholders. Our second amended and restated bylaws will also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amended and Restated Stockholder Rights Agreement

We have entered into an Amended and Restated Stockholder Rights Agreement with American Stock Transfer & Trust Company LLC, as Rights Agent. Under this Agreement, we declared a dividend payable to stockholders of record on May 23, 2011 of one preferred share purchase right, or right, to purchase one one-thousandth of a share of Series A Participating Preferred Stock for each outstanding share of our common shares, par value $0.01 per share. The right will separate from the common share and become exercisable after (1) a person or group, other than DryShips, acquires ownership of 15% or more of our common shares or (2) the 10th business day (or such later date as determined by our board of directors) after a person or group, other than DryShips announces a tender or exchange offer which would result in that person or group holding 15% or more of the company’s common shares. On the distribution date, each holder of a right will be entitled to purchase for $100.00 (the “Exercise Price”) a fraction (1/1000th) of one share of Series A Participating Preferred Stock which has similar economic terms as one common share.

If an acquiring person, or an Acquiring Person, acquires more than 15% of our common shares then each holder of a right (except that Acquiring Person) is entitled to buy at the exercise price, a number of our common shares which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 15% of our common shares and before that Acquiring Person acquires more than 50% of our outstanding common shares, we are able to exchange each right owned by all other rights holders, in whole or in part, for one of our common shares. The rights expire on the earliest of (1) May 20, 2021 or (2) the exchange or redemption of the rights as described above. We are able to redeem the rights at any time prior to a public announcement that a person has acquired ownership of 15% or more of our common shares. We are able to amend the terms of the rights and the Amended and Restated Stockholder Rights Agreement without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Amended and Restated Stockholder Rights Agreement may be amended to make changes, which do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

Transfer Agent

The U.S. transfer agent for our common shares is American Stock Transfer & Trust Company LLC. The registrar and transfer agent for our common shares held through the Norwegian VPS is Nordea Bank Norge ASA.

SHARES ELIGIBLE FOR FUTURE SALE

As of the date of this prospectus, we have 131,696,928 common shares outstanding and following the completion of this offering, we will have                 common shares outstanding. Of these shares, (i)                 common shares sold in this offering by us and DryShips; and (ii)                 of our issued and outstanding common shares, except in each case for any shares beneficially owned or acquired by an “affiliate” of ours as defined in Rule 144 of the Securities Act will be freely transferable in the United States without restriction under the Securities Act. Immediately after the closing of this offering, DryShips will continue to own                 common shares and Mr. George Economou, our Chairman, President and Chief Executive Officer, and certain of our other officers and directors, will continue to own an aggregate of                 of our common shares, which were acquired in private transactions not involving a public offering, and these shares will therefore be treated as “restricted securities” for purposes of Rule 144. These restricted securities will be subject to the underwriters’ lock-up agreement, as described below. Also, 1,570,226 shares transferred to a company controlled by Mr. Anthony Kandylidis in accordance with a purchase and sale agreement, relating to the OceanFreight merger are considered “restricted securities” for purposes of Rule 144.

Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

In general, under Rule 144 as currently in effect, a person who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding common shares, which would be approximately 1,316,969 of our common shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person who is not deemed to have been one of our affiliates at any time during the three months immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, provided (i) we have been subject to Exchange Act reporting obligations for at least 90 days before the sale, (ii) six months has expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and (iii) that such sales comply with the public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Each of our officers and directors and the selling shareholder have entered into agreements with the underwriters which restrict our officers, directors and the selling shareholder from directly or indirectly offering, selling, contracting to sell, pledging, hedging or otherwise disposing of our common shares, any options or warrants to purchase our common shares or any security that is convertible into or exercisable or exchangeable for our common shares and from engaging in certain other transactions relating to such securities for a period of              days after the date of this prospectus, which period is extendable in certain limited circumstances, without the prior written consent of Deutsche Bank Securities Inc. These lock-up restrictions will not apply to (1) gifts or (2) dispositions to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided, however, that the recipient in each case agrees to be bound by such restrictions. See the section of this prospectus entitled “Underwriting.”

As a result of these lock-up agreements and the rules of the Securities Act, our outstanding shares will be available for sale in the public market, subject, in the case of the restricted shares described above, to certain volume and other restrictions, as mentioned above, as set forth in the table below.

Date	Number of Shares Eligible for Sale	Comment
Date of prospectus	29,566,777	Shares not locked up and eligible for sale freely.

days from date of prospectus(1)		Lock-up released; shares owned by officers and directors become eligible for sale subject to Rule 144.

		Lock-up released; remaining shares owned by DryShips may be resold pursuant to a registration statement or an exemption from the registration statement requirements under the Securities Act

(1)	Assumes that (i) the lock-up period will not be extended or waived in accordance with the terms of the lock-up agreement; (ii) that the underwriters do not exercise their over-allotment option.

On March 20, 2012, we entered into a registration rights agreement with DryShips, pursuant to which DryShips has the right, subject to certain restrictions, to require us to register under the Securities Act a total of 97,301,755 common shares of the Company that it owned as of the date of the agreement. The registration statement on Form F-1 of which this prospectus is a part is being filed pursuant to the registration rights agreement.

REPUBLIC OF THE MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our second amended and restated articles of incorporation and second amended and restated bylaws, and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Marshall Islands	Delaware
Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Marshall Islands	Delaware

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters’ Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Marshall Islands	Delaware

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney’s fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire common shares in this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to the Company and our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common shares. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. Dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares. Unless otherwise noted, references in the following discussion to the “Company,” “we” and “us” are to Ocean Rig UDW Inc. and its subsidiaries on a consolidated basis.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder, will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2012) provided that (1) the common share is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common shares will be listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a common share paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

•

at least 75% of the corporation’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. If Ocean Rig UDW Inc. is treated as a PFIC, then a U.S. person would be treated as indirectly owning shares of its foreign corporate subsidiaries for purposes of the PFIC rules.

Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

We do not believe that we are currently a PFIC, although we may have been a PFIC for certain prior taxable years. Based on our current operations and future projections, we do not believe that we have been, are, or will be a PFIC with respect to any taxable year beginning with the 2009 taxable year. Although we intend to conduct our affairs in the future in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our operations will not change in the future.

Special U.S. federal income tax elections have been made or will be made in respect of certain of our subsidiaries. The effect of these special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities and to treat them as part of their sole shareholder. Therefore, for purposes of the following discussion, for each subsidiary for which such an election has been made, the shareholder of such subsidiary, and not the subsidiary itself, will be treated as the owner of the subsidiary’s assets and as receiving the subsidiary’s income.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election” or makes a “mark-to market” election with respect to our stock. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the Internal Revenue Service for that year with respect to such holder’s common shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing Internal Revenue Service Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our stock is traded on the NASDAQ Global Select Market, we believe that our stock is “marketable stock” for this purpose. If the “mark-to-market” election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make a QEF election (or a mark-to-market election, if such election is available) for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125 % of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares. If a Non-Electing Holder who is an individual dies while owning the common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

Taxation of “Non-U.S. Holders”

A beneficial owner of common shares that is not a U.S. Holder (other than a partnership) is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the shares that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to information reporting requirements. Such payments will also be subject to “backup withholding” if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder establishes an exemption. If a holder sells his common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s income tax liability by filing a refund claim with the Internal Revenue Service.

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the event specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

Other Tax Considerations

In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC have severally agreed to purchase from us and DryShips, as the selling shareholder, the following respective number of common shares at a public offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
Evercore Group L.L.C.
Raymond James & Associates, Inc.
Simmons & Company International
ABN AMRO Securities (USA) LLC
Commerz Markets LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the common shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the common shares offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the common shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $     per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $     per share to other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

The selling shareholder has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to             additional common shares at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional common shares as the number of common shares to be purchased by it in the above table bears to the total number of common shares offered by this prospectus. The selling shareholder will be obligated, pursuant to the option, to sell these additional common shares to the underwriters to the extent the option is exercised. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts per share are equal to the public offering price per common share less the amount paid by the underwriters to us and the selling shareholder per common share. The underwriting discounts are         % of the initial public offering price. We and the selling shareholder have agreed to pay the underwriters the following discounts, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts paid by:	$	$	$
Us:
The selling shareholder

We estimate that the total expenses of this offering, which are payable pro rata by us and the selling shareholder, will be approximately $500,000.

We and the selling shareholder have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We, each of our officers and directors and the selling shareholder, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our common shares or other securities convertible into or exchangeable or exercisable for our common shares or derivatives of our common shares owned by these persons prior to this offering or common shares issuable upon exercise of options held by these persons for a period of          days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice, except as required by applicable FINRA guidelines. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. There are no agreements between the representative and any of our shareholders releasing them from these lock-up agreements prior to the expiration of the         -day period.

The         -day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the -day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the         -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the         -day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the         -day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing, by Deutsche Bank Securities Inc. on behalf of the underwriters.

In connection with the offering, the underwriters may purchase and sell of our common shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in United Kingdom

Each of the underwriters acknowledges and agrees that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the us; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; r

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Other Relationships

Certain of the underwriters and their respective affiliates may have provided in the past and may in the future provide, various investment banking, commercial banking and other financial services for us, and for the selling shareholder, for which they have received and may continue to receive customary fees. In particular, affiliates of Deutsche Bank Securities Inc., Commerz Markets LLC and ABN AMRO Securities (USA) LLC are lenders under certain of our or Dryships’ credit facilities.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts, will be as set forth in the table below. Each of us and DryShips will be responsible for paying the following expenses associated with this offering, pro rata, based on net proceeds of this offering.

SEC Registration Fee	$11,460
Printing and Engraving Expenses	$200,000
Legal Fees and Expenses	$190,000
Accountants’ Fees and Expenses	$50,000
Financial Industry Regulatory Authority
Filing Fee	$20,510
Miscellaneous Costs	$28,030
Total	$500,000

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company and our principal administrative offices are located outside the United States in Nicosia, Cyprus. All of our directors, officers and the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

Furthermore, there is substantial doubt that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries, directors or officers and such experts based on those laws.

LEGAL MATTERS

The validity of the common shares offered hereby and other matters relating to Marshall Islands and United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. The underwriters are being represented by Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, 10178.

EXPERTS

The consolidated financial statements of Ocean Rig UDW Inc. at December 31, 2011 and for the year then ended, appearing in Ocean Rig UDW Inc.’s Annual Report on Form 20-F for the year ended December 31, 2011, and the effectiveness of Ocean Rig UDW Inc.’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Ocean Rig UDW Inc. at December 31, 2010 and each of the two years in the period ended December 31, 2010, appearing in Ocean Rig UDW Inc.’s Annual Report on Form 20-F for the year ended December 31, 2011 have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The section in this prospectus titled “Prospectus Summary” have been reviewed by Fearnley Offshore AS and the section in this prospectus entitled “Offshore Drilling Industry” has been supplied by Fearnley Offshore AS, which has confirmed to us that such sections accurately describe, to the best of its knowledge, the offshore drilling industry.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement on Form F-1 means the original registration statement on Form F-1 and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement on Form F-1 is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. 20549. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with, and furnish to, it, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus. We hereby incorporate by reference the document listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 14, 2012.

This prospectus may contain information that updates or modifies information in one or more of the documents incorporated by reference in this prospectus.

You may request a paper copy of our SEC filings, at no cost, by writing to or telephoning us at the following address:

Ocean Rig UDW Inc.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

011 357 22767517

These reports may also be obtained on our website at www.ocean-rig.com. None of the information on our website is a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

I. Article VIII of the Second Amended and Restated Bylaws of the of the Registrant provides as follows:

1.	Any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section.

2.	The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

II. Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

1.	Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

2.

Actions by or in right of the corporation.    A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3.	When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

4.	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

5.	Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

6.	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.	Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities

On December 24, 2007, the Company (named Primelead Shareholders Inc. at the time) issued 500 shares of capital stock, par value $20.00 per share, to DryShips Inc., in connection with its initial capitalization.

On December 8, 2010, the Company paid a stock dividend of 103,125,000 common shares, par value $0.01 per share, to DryShips Inc.

On December 21, 2010, the Company sold 28,571,428 common shares of, par value $0.01 per share, in a private offering made to both non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act at an offering price of $17.50 per share. DNB Nor Markets, Fearnley Fonds ASA and Pareto Securities AS acted as joint lead managers and bookrunners and Nordea Markets and SEB Enskilda acted as co-managers in connection with the offering. The Company received approximately $488.3 million of net proceeds from the offering.

On April 27, 2011, the Company sold $500 million aggregate principal amount of 9.5% senior unsecured notes due 2016 in a private offering made to both non-United States persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act. Pareto Securities AS, Nordea Bank Norge ASA, Nordea Markets and Fearnley Fonds ASA acted as managers in connection with the offering. The Company received approximately $487.4 million in net proceeds from the offering.

Each of the above transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

Securities Sold	Date Sold	Consideration Per Security	Total Consideration/ Aggregate Offering Price	Aggregate Underwriting Commissions	Registration Exemption	Purchasers
500 shares of common stock, par value $20.00 per share	December 24, 2007	$20.00 per share	$10,000	—	Section 4(2)	DryShips Inc.
103,125,500 shares of common stock, par value $0.01 per share	December 8, 2010	$0.01 per share	$103,125.50	—	Section 4(2)	DryShips Inc.
28,571,428 shares of common stock, par value $0.01 per share	December 21, 2010	$17.50 per share	$499,999,990	$10,000,000	Section 4(2)	Rule 144A purchasers, Regulation S purchasers
$500 million aggregate principal amount of 9.5% senior unsecured notes due 2016	April 27, 2011	$100,000	$500,000,000	$10,000,000	Section 4(2)	Rule 144A purchasers, Regulation S purchasers

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits, which index to exhibits is incorporated herein by reference.

(b) Financial Statements

The financial statements incorporated by reference into this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 20, 2012.

OCEAN RIG UDW INC.

By:	/s/ GEORGE ECONOMOU
Name:	George Economou
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary J. Wolfe, Robert E. Lustrin and Edward S. Horton his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any related registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ GEORGE ECONOMOU George Economou	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 20, 2012

/s/ JAN RUNE STEINSLAND Jan Rune Steinsland	Chief Financial Officer, Ocean Rig AS (Principal Financial Officer and Principal Accounting Officer)	March 20, 2012

/s/ PROKOPIOS (AKIS) TSIRIGAKIS Prokopios (Akis) Tsirigakis	Director	March 20, 2012

/s/ MICHAEL GREGOS Michael Gregos	Director	March 20, 2012

/s/ TRYGVE ARNESEN Trygve Arnesen	Director	March 20, 2012

/s/ SAVVAS D. GEORGHIADES Savvas D. Georghiades	Director	March 20, 2012

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, March 20, 2012.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI
Name:	Donald J. Puglisi
Title:	Authorized Representative

EXHIBIT INDEX

Number	Description of Exhibit

1.1	Form of Underwriting Agreement*

3.1	Second Amended and Restated Articles of Incorporation of the Company(1)

3.2	Second Amended and Restated Bylaws of the Company(1)

4.1	Form of Share Certificate(1)

4.2	Statement of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Shares(1)

4.3	Amended and Restated Stockholder Rights Agreement, dated June 3, 2011(1)

4.4	Registration Rights Agreement

5.1	Form of Opinion of Seward & Kissel LLP, as to the legality of the common shares (including related preferred share purchase rights)

8.1	Form of Opinion of Seward & Kissel LLP, as to certain tax matters

10.1	Drillship Master Agreement dated November 22, 2010 between DryShips Inc. and Samsung Heavy Industries Co., Ltd. dated November 22, 2010(1)

10.2	Novation Agreement dated December 30, 2010 between Samsung Heavy Industries Co., Ltd., DryShips Inc. and the Company dated December 30, 2010(1)

10.3	Addendum No. 1 dated May 16, 2011 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc.(1)

10.4	Addendum No. 2 dated January 27, 2012 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010(2)

10.5	Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc. and Nordea Bank Finland plc, London Branch and certain financial institutions listed therein relating to a credit facility of $800,000,000(1)

10.6	Facility Agreement, dated December 21, 2010, by and among Drillship Hydra Owners Inc., Deutsche Bank AG, London Branch and certain financial institutions listed therein relating to a short-term loan facility of $325,000,000(1)

10.7	Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000(3)

10.8	Addendum No. 1, dated December 19, 2008, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000(4)

10.9	Amendment and Restatement Agreement, dated November 19, 2009, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein, relating to a loan of up to $1,040,000,000(4)

10.10	Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000(1)

Number	Description of Exhibit

10.11	Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000(1)

10.12	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, by and between Drillship Skopelos Owners Inc. and Deutsche Bank AG(4)

10.13	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(4)

10.14	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, by and between Drillship Skopelos Owners Inc. and Deutsche Bank AG(4)

10.15	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, by and between Drillship Kithira Owners Inc. and Deutsche Bank AG(4)

10.16	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(5)

10.17	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(5)

10.18	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(5)

10.19	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(5)

10.20	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, by and between Drillship Skopelos Owners Inc. and Deutsche Bank AG(4)

10.21	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, by and between Drillship Kithira Owners Inc. and Deutsche Bank AG(4)

10.22	Facility Agent’s Consent Letter, dated June 23, 2010 relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008, the Supplemental Agreement No. 2 dated December 18, 2008 and the Supplemental Agreement No. 3 dated January 29, 2010, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(5)

Number	Description of Exhibit

10.23	Facility Agent’s Consent Letter, dated June 23, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008, the Supplemental Agreement No. 2 dated December 18, 2008 and the Supplemental Agreement No. 3 dated January 29, 2010, between Drillship Kithira Owners Inc. and Deutsche Bank AG(5)

10.24	Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000, as amended and supplemented(1)

10.25	Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, relating to a loan of up to $562,500,000, as amended and supplemented(1)

10.26	Amendment Agreement to the Credit Agreement, dated August 10, 2011, between Drillship Skopelos Owners Inc., Deutsche Bank AG and certain financial institutions listed therein(6)

10.27	Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among DryShips Inc., Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein(1)

10.28	Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among DryShips Inc., Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein(1)

10.29	Guarantee, dated April 27, 2011, by and among Ocean Rig UDW Inc., Deutsche Bank Luxembourg S.A. and Deutsche Bank AG Filiale Deutschlandgeschaft, relating to the Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, as amended and supplemented(1)

10.30	Guarantee, dated April 27, 2011, by and among Ocean Rig UDW Inc., Deutsche Bank Luxembourg S.A. and Deutsche Bank AG Filiale Deutschlandgeschaft, relating to the Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank A.G. and certain financial institutions listed therein, as amended and supplemented(1)

10.31	Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc.(1)

10.32	Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Limited(1)

10.33	Bond Agreement between Ocean Rig UDW Inc. and Norsk Tillitsmann ASA, dated April 14, 2011(1)

21.1	List of Subsidiaries(2)

23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1 and Exhibit 8.1)

23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)

23.3	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors S.A.)

Number	Description of Exhibit

23.4	Consent of Fearnley Offshore AS

24	Power of Attorney (7)

*	To be filed by amendment.
(1)	Filed with the Securities and Exchange Commission as an exhibit to the Company’s registration statement on Form F-4 (333-175940) on August 1, 2011 and incorporated by reference herein.
(2)	Filed with the Securities and Exchange Commission as an exhibit to the Company’s annual report on Form 20-F on March 14, 2012 and incorporated by reference herein.
(3)	Filed with the Securities and Exchange Commission as an exhibit to the annual report of DryShips Inc. on Form 20-F on March 30, 2009 and incorporated by reference herein.
(4)	Filed with the Securities and Exchange Commission as an exhibit to the annual report of DryShips Inc. on Form 20-F on April 9, 2010 and incorporated by reference herein.
(5)	Filed with the Securities and Exchange Commission as an exhibit to the annual report of DryShips Inc. on Form 20-F on April 15, 2011 and incorporated by reference herein.
(6)	Filed with the Securities and Exchange Commission as an exhibit to the Company’s registration statement on Form F-4 (333-175940) on August 17, 2011 and incorporated by reference herein.
(7)	Contained on the signature page hereto.